Exhibit 99.3

Content

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of

Lavoro Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated statement of financial position of Lavoro Limited (Lavoro or the Company) as of June 30, 2023 and 2022, the related consolidated statement of profit or loss, comprehensive income or loss, changes in equity and cash flows for each of the three years in the period ended June 30, 2023, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at June 30, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended June 30, 2023, in conformity with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB).

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

SPAC Transaction

Description of the Matter

As discussed in Notes 1(a) and 22 to the consolidated financial statements, the Company consummated on February 28, 2023, a corporate reorganization as a result of the SPAC Transaction between Lavoro and TPB Acquisition Corp. The transaction was accounted for as a capital reorganization in accordance with IFRS 2, Share-based Payment, being TPB Acquisition Corp. identified as the “acquired” company and Lavoro as the accounting “acquirer”. As a result, on the date the corporate reorganization was consummated Lavoro received assets and assumed liabilities to certain of its shareholders of TPB Acquisition Corp. The amount of R$319,554 thousand representing the excess of fair value of Lavoro’s ordinary shares issued over the fair value of TPB Acquisition Corp identifiable net assets acquired represents a compensation for the service of a stock exchange listing for its shares and was registered in the statement of profit and loss as listing expenses incurred.

Auditing this transaction was specially challenging due to the complexity of the transaction in determining the accounting acquirer and assess it as a corporate reorganization, the significant amounts involved in the determination of the value of the listing expenses, including the Monte Carlo simulation used by management to determine the fair value of equity instruments, and accounting treatment of the financial instruments related to this transaction.

How We Addressed the Matter in Our Audit

Our audit procedures included, among others, assessing the terms of the agreements related to the SPAC transaction, assessing management`s evaluation for determining the accounting acquirer, assessing the classification and valuation of financial instruments such as warrants and forward purchase agreement and the Company's calculations of listing expense. We also involved our valuation specialists to assist in evaluating the Company's use of a Monte Carlo simulation for valuing the vesting and unvested founder shares.

We also evaluated the corresponding disclosures in Notes 1(a) and 22.

Goodwill impairment test

Description of the Matter

As of June 30, 2023, the carrying amount of goodwill in the Company’s statement of financial position is R$546,665 thousand. As discussed in Note 16 to the consolidated financial statements, the Company performs goodwill impairment testing at the cash generating unit (CGU) level annually to assess whether there is an indicator of impairment.

Auditing the Company’s annual goodwill impairment test was complex and highly judgmental due to the significant estimation required to determine the value in use of the CGUs utilizing a discounted cash flows model. In particular, the value in use estimate was sensitive to significant assumptions, such as changes in the revenue growth rate, operating margin and discount rate, which are affected by expectations about future market or economic conditions and those related to sales of each of the Company’s CGUs.

How We Addressed the Matter in Our Audit

We evaluated management’s assumptions by performing audit procedures that included, among others, comparing the significant assumptions used by management to current market and economic trends and evaluated whether changes to the Company’s assumptions would affect the value in use. We assessed the historical accuracy of management’s estimates and performed sensitivity analyses of significant assumptions, such as revenue growth rate and discount rate, to evaluate the changes in the value in use of the cash generating units that would result from changes in the assumptions. We also involved our valuation specialists in assessing valuation methodology used by the Company, to assist in testing the discount rate used and to recalculate the discounted cash flows.

We also assessed the adequacy of the related disclosures in Note 16.

/s/ ERNST & YOUNG Auditores Independentes S/S Ltda.

ERNST & YOUNG

Auditores Independentes S/S Ltda.

We have served as the Company's auditor since 2020. São Paulo, Brazil

October 31, 2023

Consolidated statement of financial position

As of June 30, 2023 and 2022 (In thousands of Brazilian reais - R$, except if otherwise indicated)
	Notes	2023	2022

Assets
Current assets
Cash equivalents	5	564,294	254,413
Trade receivables	6	2,667,057	1,794,602
Inventories	9	1,868,204	1,749,041
Taxes recoverable	10	57,001	93,725
Derivative financial instruments	8	40,410	7,677
Commodity forward contracts	11	114,861	32,800
Advances to suppliers	12	192,119	383,257
Other assets		32,701	60,165

Total current assets		5,536,646	4,375,680

Non-current assets
Restricted cash	22	139,202	1,344
Trade receivables	6	41,483	39,751
Other assets		8,390	2,473
Judicial deposits		8,820	3,887
Right-of-use assets	13	173,679	140,179
Taxes recoverable	10	282,903	50,937
Deferred tax assets	23	329,082	200,986
Property, plant and equipment	14	196,588	146,205
Intangible assets	15	807,192	724,321

Total non-current assets		1,987,339	1,310,083

Total assets		7,523,984	5,685,763

The accompanying notes are an integral part of the consolidated financial statements.

1

Consolidated statement of financial position

As of June 30, 2023 and 2022 (In thousands of Brazilian reais - R$, except if otherwise indicated)

	Notes	2023	2022

Liabilities
Current liabilities
Trade payables	17	2,575,701	2,301,700
Trade payables – Supplier finance	17(c)	26,157	-
Lease liabilities	13	85,865	69,226
Borrowings	18	922,636	681,217
Obligations to FIAGRO quota holders	19	150,018	-
Payables for the acquisition of subsidiaries	20	221,509	111,684
Derivative financial instruments	8	44,008	7,121
Commodity forward contracts	11	207,067	27,038
Salaries and social charges		223,376	187,285
Taxes payable		37,105	34,216
Dividends payable		1,619	411
Warrant liabilities	22	36,446	-
Advances from customers	25	488,578	320,560
Other liabilities		34,388	95,893

Total current liabilities		5,054,473	3,836,351

Non-current liabilities
Trade payables	17	2,547	-
Lease liabilities	13	98,554	86,027
Borrowings	18	42,839	29,335
Payables for the acquisition of subsidiaries	20	53,700	52,747
Provision for contingencies	24	8,845	2,966
Liability for FPA Shares	22	139,133	-
Other liabilities		223	1,119
Taxes payable		963	-
Deferred tax liabilities	23	12,351	7,491

Total non-current liabilities		359,155	179,685

Equity / Net investment	27
Net investment from the parent		-	1,451,647
Share Capital		591	-
Additional Paid-in Capital		2,134,339	-
Capital reserve		14,533	-
Other comprehensive loss		(28,634)	-
Accumulated losses		(260,710)	-
Equity attributable to shareholders of the Parent Company / Parent Company's Net investment		1,860,119	1,451,647
Non-controlling interests		250,238	218,080
Total equity / net investment		2,110,357	1,669,727

Total liabilities and equity / net investment		7,523,984	5,685,763

The accompanying notes are an integral part of the consolidated financial statements.

2

Consolidated statement of profit or loss
For the years ended June 30, 2023, 2022 and 2021 (In thousands of Brazilian reais - R$, except if otherwise indicated)

	Notes	2023	2022	2021

Revenue	28	9,347,413	7,746,534	5,098,545
Cost of goods sold	29	(7,616,606)	(6,421,037)	(4,362,657)

Gross profit		1,730,807	1,325,497	735,888

Operating expenses
Sales, general and administrative expenses	29	(1,228,128)	(1,022,388)	(619,506)
Other operating (expenses) income, net	31	(275,810)	56,759	15,618

Operating profit		226,869	359,868	132,000

Finance Income (costs)
Finance income	30	371,060	426,933	227,099
Finance costs	30	(988,867)	(646,377)	(312,892)

Profit (loss) before income taxes		(390,938)	140,424	46,207

Income taxes
Current	23	37,499	(111,409)	(61,676)
Deferred	23	134,757	78,747	37,000

Profit (loss) for the year		(218,682)	107,762	21,531

Attributable to:
Net investment of the parent/ Equity holders of the parent		(260,710)	78,170	38,390
Non-controlling interests		42,028	29,592	(16,859)

Earnings (loss) per share
Basic, profit (loss) for the year attributable to net investment of the parent/ equity holders of the parent	27	(2.29)	0.69	0.34
Diluted, profit (loss) for the year attributable to net investment of the parent/ equity holders of the parent	27	(2.29)	0.69	0.34

The accompanying notes are an integral part of the consolidated financial statements.

3

Consolidated statement of comprehensive income or loss
For the years ended June 30, 2023, 2022 and 2021 (In thousands of Brazilian reais - R$, except if otherwise indicated)

	2023	2022	2021

Profit (loss) for the year	(218,682)	107,762	21,531
Items that may be reclassified to profit or loss in subsequent years
Exchange differences on translation of foreign operations	(30,600)	(34,263)	(16,436)

Total comprehensive (loss) income for the year	(249,282)	73,499	5,095

Attributable to:
Net investment of the parent/ equity holders of the parent	(289,344)	45,630	22,346
Non-controlling interests	40,062	27,869	(17,251)

The accompanying notes are an integral part of the consolidated financial statements.

4

Consolidated statement of changes in equity
For the years ended June 30, 2023, 2022 and 2021 (In thousands of Brazilian reais - R$, except if otherwise indicated)

	Notes	Net investment of the Parent	Share Capital	Additional Paid-in Capital	Share-Based Compensation reserve	Acumulated gain/losses	Foreign currency translation reserve	Total	Non-controlling interest	Total Equity/ Net Investment

At June 30, 2020		787,707	-	-	-	-	-	787,707	68,922	856,629

Capital contributions	27	554,735	-	-	-	-	-	554,735	100,350	655,085
Acquisition of non-controlling interests	27	(22,071)	-	-	-	-	-	(22,071)	(57,422)	(79,493)
Acquisition of subsidiaries	21	2,789	-	-	-	-	-	2,789	28,065	30,854
Profit for the year		38,390	-	-	-	-	-	38,390	(16,859)	21,531
Exchange differences on translation of foreign operations		(16,436)	-	-	-	-	-	(16,436)	-	(16,436)

At June 30, 2021		1,345,114	-	-	-	-	-	1,345,114	123,056	1,468,170

Capital contributions	27	190,003	-	-	-	-	-	190,003	12,422	202,425
Dividends paid		(131,979)	-	-	-	-	-	(131,979)	(1,090)	(133,069)
Acquisition of non-controlling interests	27	(3,257)	-	-	-	-	-	(3,257)	(31,094)	(34,351)
Acquisition of subsidiaries	21	6,136	-	-	-	-	-	6,136	86,917	93,053
Profit for the year		78,170	-	-	-	-	-	78,170	29,592	107,762
Exchange differences on translation of foreign operations		(32,540)	-	-	-	-	-	(32,540)	(1,723)	(34,263)

At June 30, 2022		1,451,647	-	-	-	-	-	1,451,647	218,080	1,669,727

Capital contributions	27	60,880	-	-	-	-	-	60,880	-	60,880
Acquisition of non-controlling interests	27	(64,711)	-	-	-	-	-	(64,711)	(36,176)	(100,887)
Non-controlling dilution on capital contributions	27	(7,475)	-	-	-	-	-	(7,475)	7,475	-
Dividends paid		-	-	-	-	-	-	-	(3,485)	(3,485)
Acquisition of subsidiaries	21	8,809	-	-	-	-	-	8,809	14,389	23,198
Share-based payments	27	12,112	-	-	-	-	-	12,112	-	12,112
Profit for the period		209,310	-	-	-	-	-	209,310	54,579	263,889
Exchange differences on translation of foreign operations		(27,481)	-	-	-	-	-	(27,481)	(1,007)	(28,488)

Pre reorganization		1,643,091	-	-	-	-	-	1,643,091	253,855	1,896,946

Changes in parent company's net investment	27	(1,643,091)	514	1,464,083	12,112	209,310	(42,928)	-		-
SPAC merger transaction	22	-	77	670,256	-	-	-	670,333		670,333
Exchange differences on translation of foreign operations		-	-	-	-	-	14,294	14,294	763	15,057
Loss for the period		-	-	-	-	(470,020)	-	(470,020)	(12,550)	(482,570)
Share-based payment	27	-	-	-	2,421	-	-	2,421		2,421
Acquisition of subsidiaries	21	-	-	-	-	-	-	-	8,169	8,169

At June 30, 2023		-	591	2,134,339	14,533	(260,710)	(28,634)	1,860,119	250,238	2,110,357

The accompanying notes are an integral part of the consolidated financial statements.

5

Consolidated statement of cash flows
For the years ended June 30, 2023, 2022 and 2021 (In thousands of Brazilian reais - R$, except if otherwise indicated)

	Notes	2023	2022	2021

Operating activities:
Profit (loss) before income taxes		(390,938)	140,424	46,207
Adjustments to reconcile profit (loss) for the year to net cash flow:
Allowance for expected credit losses	29	36,769	27,393	11,094
Listing expense	31	319,554	-	-
Foreign exchange diferences		(10,955)	1,957	(12,759)
Accrued interest expenses	30	844,885	594,076	295,169
Interest arising from revenue contracts	30	(250,337)	(407,449)	(204,744)
Loss (gain) on derivatives	30	(79,375)	26,323	4,883
Interest from tax benefits	30	(27,153)	-	-
Other finance loss, net	30	24,122	22,440	12,042
Fair value on commodity forward contracts	30	98,674	(9,200)	(6,337)
Amortization of intangibles	29	67,927	57,607	29,717
Amortization of right-of-use assets	29	56,236	51,203	17,997
Depreciation	29	16,408	9,697	5,717
Losses and damages of inventories	29	19,127	23,339	9,808
Gain on bargain purchase		-	(18,295)	-
Provisions for contingencies		5,879	(11,998)	(3,564)
Share-based payment expense	27	14,533	-	-
Others		(2,681)	(26,495)	(7,484)

Changes in operating assets and liabilities:
Assets
Trade receivables		(608,550)	19,563	262,671
Inventories		49,745	(721,602)	5,745
Advances to suppliers		191,138	74,542	(201,351)
Derivative financial instruments		(32,732)	(7,677)	-
Taxes recoverable		(66,345)	(41,685)	(23,374)
Other receivables		77,567	(6,765)	4,493
Liabilities
Trade payables		(117,567)	273,611	(316,575)
Advances from customers		106,903	(207,440)	187,035
Derivative financial instruments		116,262	(24,328)	(14,250)
Salaries and social charges		36,091	91,540	46,363
Taxes payable		(3,360)	(39,463)	25,518
Other payables		(66,051)	(2,237)	25,051

Interest paid on borrowings	18	(95,739)	(7,401)	(30,424)
Interest paid on trade payables and lease liabilities		(346,749)	(360,665)	(208,938)
Interest paid on acquisition of subsidiary		(4,875)	(14,907)	(2,797)
Interest received from revenue contracts		206,430	310,967	179,796
Income taxes paid		(76,775)	(76,546)	(85,682)

Net cash flows from (used in) operating activities		108,068	(259,471)	51,027

Investing activities:
Acquisition of subsidiary, net of cash acquired	20 and 21	(157,442)	(198,305)	(280,374)
Additions to property, plant and equipment and intangible assets		(65,376)	(47,697)	(34,940)
Proceeds from the sale of property, plant and equipment		2,084	1,309	4,242

Net cash flows used in investing activities		(220,734)	(244,693)	(311,072)

Financing activities:
Proceeds from borrowings	18	1,449,445	615,984	466,280
Repayment of borrowings	18	(1,456,017)	(299,613)	(472,909)
Payment of principal portion of lease liabilities	13	(60,570)	(45,814)	(7,957)
Proceeds from FIAGRO quota holders, net of transaction costs	19	150,018	-	-
Trade payables – Supplier finance	17(c)	16,569	-	-
Dividend payments		(2,277)	(139,512)	-
Proceeds from SPAC merger, net	22	391,572	-	-
Acquisition of non-controlling interests	27	(100,887)	(34,351)	(79,493)
Capital contributions	27	60,880	202,425	655,085

Net cash flows provided by financing activities		448,733	299,119	561,006

Net increase (decrease) in cash equivalents		336,068	(205,045)	300,961
Net foreign exchange difference		(26,187)	-	-

Cash equivalents at beginning of year		254,413	459,458	158,497

Cash equivalents at end of year		564,294	254,413	459,458

The accompanying notes are an integral part of the consolidated financial statements

6

Notes to the consolidated financial statements
(In thousands of Brazilian reais - R$, except if otherwise indicated)

1.	Background information

Lavoro Limited is a Cayman Island exempted company incorporated on August 22, 2022.

Lavoro Limited is a public company listed with the US Securities and Exchange Commission (“SEC”) and its shares are traded on Nasdaq Global Select Market under ticker symbol “LVRO”.

Lavoro Limited (“Lavoro” and collectively with its subsidiaries, the “Group”) is one of the main agricultural input distribution platforms in Latin America, with relevant agricultural input distribution operations in Brazil and Colombia, and an early stage agricultural input trading company in Uruguay. Also, as a result of a verticalization strategy, the Group produces agricultural biological and special fertilizers products through its own facilities. The Group offers farmers a complete portfolio of products and services with the goal of helping farmer customers succeed by providing multi-channel support.

As of June 30, 2023, the Group is controlled by investment funds, managed by general partners which are ultimately controlled by Patria Investments Limited (the “Parent” or “Patria”), a manager of alternative assets with its shares listed on the NASDAQ.

(a)	The SPAC Transaction

On September 14, 2022, Lavoro and TPB Acquisition Corporation I (“TPB Acquisition Corp.”), a special purpose acquisition company sponsored by The Production Board LLC, signed an agreement pursuant to which they entered into a definitive business combination agreement (the “Business Combination Agreement”) that resulted in Lavoro becoming a U.S. publicly listed company on the NASDAQ Global Market.

The SPAC Transaction was approved at an extraordinary general meeting of TPB Acquisition Corp’s shareholders on February 22, 2023.

On February 28, 2023, as a result of the SPAC Transaction Lavoro and TPB Acquisition Corp consummated a corporate reorganization, as further explained below, pursuant to which (i) Lavoro Agro Limited’s shareholders contributed their shares in Lavoro Agro Limited to Lavoro in exchange of Lavoro’s shares at a pre-determined exchange ratio, becoming Lavoro’s controlling shareholders (ii) TPB Acquisition Corp’s shareholders contributed the net assets of TPB Acquisition Corp, which primarily consisted of cash and marketable securities held in the trust account and certain public and private warrants liabilities in exchange of Lavoro’s shares, becoming Lavoro’s non-controlling shareholders.

See Note 22 for further information.

7

Notes to the consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)
(b)	Corporate reorganizations

The Group’s operations include the operations of the following entities (i) Lavoro Agro Holding S.A. and its subsidiaries (“Lavoro Holding”) which was incorporated in 2017 and is domiciled in the city of São Paulo, Brazil, (ii) Crop Care Holding S.A., and its subsidiaries (“Crop Care”) which was incorporated in 2018 and is domiciled in the city of São Paulo, Brazil and (iii) Lavoro Colombia S.A.S. and its subsidiaries (“Lavoro Colombia”) which was incorporated in 2021 and is domiciled in the city of Bogotá, Colombia.

In January 2023, as part of the SPAC Transaction, a corporate reorganization was completed whereby Lavoro Brazil, Crop Care and Lavoro Colombia were contributed to, and became subsidiaries of Lavoro Agro Limited, a Cayman Islands exempted company with limited liability which was incorporated on November 21, 2021, to become the holding company of all the operations of the Group.

As mentioned above, following the consummation of the SPAC Transaction, Lavoro became the parent company of Lavoro Agro Limited and the holding company of all the operations of the Group.

(c)	The Group’s business

The Group initiated its operations in 2017 and has expanded mainly through mergers and acquisitions in the distribution of agricultural inputs such as crop protection products, fertilizers, seeds and specialty inputs (foliar fertilizers, biologicals, adjuvants and organominerals) and its production through its proprietary portfolio of products under the crop care segment.

Through Crop Care, the Group operates as an importer of post-patent agricultural inputs and producer of specialties products through its own factories’ manufacturing plants. The inputs produced are delivered through the Group’s own distribution channels and by means of direct sales to customers.

The Group operates in Brazil, Colombia and Uruguay in the agricultural input distribution market through its own stores and sells agricultural inputs and products, in particular fertilizers, seeds and pesticides. The Group’s customers are rural producers that operate in the production of cereals, mainly soybeans and corn, in addition to cotton, citrus and fruit and vegetable crops, among others.

Seasonality

Agribusiness is subject to seasonality throughout the year, especially due to the crop cycles that depend on specific weather conditions. Operations, especially in Brazil, have unique weather conditions compared to other countries producing agricultural commodities, making it possible to harvest two to three crops in the same area per year. Thus, considering that the activities of the Group’s customers are directly related to crop cycles, which are seasonal in nature, revenues and cash flows from sales may also be substantially seasonal.

The sale of our products is dependent upon planting and growing seasons, which vary from year to year, and are expected to result in both highly seasonal patterns and substantial fluctuations in quarterly sales and profitability. Demand for our products is typically strongest between October and December, with a second period of strong demand between January and March. The seasonality of agricultural inputs results in our sales volumes and net sales typically being the highest during the period between September to February and our working capital and total debt requirements typically being the highest just after the end of this period.

8

Notes to the consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)
(d)	Other relevant events

•	Acquisitions

The Group concluded several business acquisitions during the year ended June, 30, 2023, for which the total consideration was R$302,468 including cash, amounts payable in installments and issuance of shares. These acquisitions are further described in Note 21. Additionally, the Group completed an acquisition subsequent to June 30, 2023, which are described in note 33.

•	Ongoing armed conflict between Russia and Ukraine

As a result of the current geopolitical tensions and conflict between Russia and Ukraine, and the recent recognition by Russia of the independence of the self-proclaimed republics of Donetsk and Luhansk in the Donbas region of Ukraine, the governments of the United States, the European Union, Japan and other jurisdictions have recently announced the imposition of sanctions on certain industry sectors and parties in Russia, Belarus and the regions of Donetsk and Luhansk, as well as enhanced export controls on certain products and industries. These and any additional sanctions and export controls, as well as any counter responses by the governments of Russia or other jurisdictions, could adversely affect, directly or indirectly, the global supply chain, with negative implications on the availability and prices of agricultural commodities and raw materials (including petrol, which would affect the price of agricultural inputs), energy prices, and Group’s customers, as well as the global financial markets and financial services industry and the global supply chain in general.

From a supply point of view, Brazil is highly dependent on fertilizer imports, and Russia and Belarus hold a market share in Brazilian soil fertilizer imports of approximately 26% to 30%, respectively (a share which is higher for potash-based products). The Group currently buys all of the Group’s fertilizers from suppliers based in Brazil, but most of the Group’s fertilizer suppliers import or have imported, to some degree, from sources in Russia and Belarus. Fertilizers represented approximately 21% of Group’s net revenues in the year ended June 30, 2023 (and 20% of Group’s net revenues in the year ended June 30, 2022). In addition, fertilizer prices, which had already risen before the conflict, have continued to rise, which has led producers to delay purchase negotiations. Despite such supply risk, the Group does not expect material shortages of fertilizers.

The Group does not believe that fertilizer supply challenges will cause any material adverse effects on the Group's business during the upcoming crop year, given that the Group has already delivered substantially all soy and corn fertilizer for the crop year.

2.	Significant accounting policies

(a)	Basis for preparation of consolidated financial statements - Predecessor method

Lavoro became the Group’s legal holding company through the corporate reorganization described in Note 1 (b). Such corporate reorganization was recorded at book value since it is a transaction under common control.

Under IFRS there is no specific guidance applicable to business combinations of entities under common control, as IFRS 3 excludes business combinations between such entities from its scope.

9

Notes to the consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)

Due to the lack of specific guidance the Group has established an accounting policy as required by IAS 8 — Accounting Policies, Changes in Accounting Estimates and Errors. In doing so, the Group considered guidance of other standards-setting bodies that use a similar conceptual framework to develop accounting standards as well as the accounting practices of entities subject to those standards such as the United States of America and the United Kingdom.

As a result, the Group accounted for the corporate reorganizations using the predecessor method of accounting, and the consolidated financial statements are presented “as if” the historical consolidated operations of Lavoro Brazil, Crop Care and Lavoro Colombia were the predecessor of Lavoro. Under the predecessor method, the historical operations of the Group prior to the corporate reorganizations are deemed to be those of Lavoro. Thus, these consolidated financial statements reflect:

•	the historical operating results and financial position of Lavoro Brazil, Crop Care and Lavoro Colombia on a combined basis prior to the corporate reorganizations

•	the assets and liabilities of Lavoro Brazil, Crop Care and Lavoro Colombia at their historical cost; and

•	Lavoro’s earnings per share for all years presented. The number of ordinary shares issued by Lavoro, as a result of the corporate reorganization, is reflected retroactively for the purposes of calculating earnings per share in all prior years presented.

The consolidated financial statements as of June 30, 2023 and 2022 and for the year ended June 30, 2023, 2022 and 2021 have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (“IASB”).

The Group has prepared the financial statements on the basis that it will continue to operate as a going concern. The Directors consider that there are no material uncertainties that may cast significant doubt over this assumption. They have formed a judgement that there is a reasonable expectation that the Group has adequate resources to continue in operational existence for the foreseeable future, and not less than 12 months from the end of the reporting period.

The consolidated financial statements have been prepared under the historical cost basis, except for financial assets and financial liabilities (including commodity forward contracts and derivative instruments) at fair value through profit or loss.

The consolidated financial statements are presented in Brazilian reais (“BRL” or “R$”), which is the Group’s functional and presentation currency. All amounts are rounded to the nearest thousand (R$000), except when otherwise indicated.

On October 31, 2023, the issuance of the consolidated financial statements was approved by the Group’s Board of Directors.

10

Notes to the consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)
(b)	Significant accounting judgments, estimates and assumptions

Use of critical accounting estimates and judgments

The preparation of financial statements requires management to make judgments, estimates and assumptions that affect the application of the Group’s accounting policies and the reported amounts of assets, liabilities, revenues, income and expenses. These estimates are based on management’s experience and knowledge, information available at the reporting date and other factors, including expectations of future events that are believed to be reasonable under normal circumstances. Any changes in facts and circumstances may lead to a revision of these estimates. Actual results could differ from these estimates.

The estimates and assumptions are revised on an ongoing basis. Revisions to estimates are recognized on a forward-looking basis. The significant estimates and judgments applied by the Group in the preparation of these consolidated financial statements are presented in the following notes:

Note	Significant estimates and judgments
11	Commodity forward contract
16	Impairment testing of non-financial assets
21	Business combination
22	SPAC Transaction
23	Deferred income taxes recoverability

(c)	Basis of combination/consolidation procedures

Lavoro’s fiscal year end is June 30. The consolidated financial statements are prepared for the same reporting periods, using consistent accounting policies.

All unrealized intra-group and intercompany balances, transactions, gains and losses relating to transactions between group companies were eliminated in full.

The consolidated financial statements include the following subsidiaries of Lavoro Limited:

			Equity interest
Name	Core activities	Location	2023	2022	2021
Corporate:
Lavoro Agro Limited (i)	Holding	George Town – Cayman Island	100%	-	-
Lavoro America Inc. (i)	Holding	California - USA	100%

11

Notes to the consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)
Lavoro Merger Sub II Limited (i)	Holding	George Town – Cayman Island	100%	-	-
Lavoro Agro Cayman II (i)	Holding	George Town – Cayman Island	100%	-	-
Lavoro Latam SL (i)	Holding	Madrid - Spain	100%	-	-
Malinas S.A. (i)	Holding	Montevideu – Uruguay	100%	-	-
Lavoro Brazil:
Lavoro Agro Holding S.A.	Holding	São Paulo – Brazil	100%	100%	100%
Lavoro Agrocomercial S.A. (viii)	Distributor of agricultural inputs	Rondonópolis – Brazil	97.42%	97.42%	91.65%
Agrocontato Comércio e Representações de Produtos Agropecuários S.A. (viii)	Distributor of agricultural inputs	Sinop – Brazil	97.42%	97.42%	91.65%
PCO Comércio, Importação, Exportação e Agropecuária Ltda. (viii)	Distributor of agricultural inputs	Campo Verde – Brazil	97.42%	97.42%	91.65%
Agrovenci Distribuidora de Insumos Agrícolas Ltda. (MS) (ii) (v)	Distributor of agricultural inputs	Chapadão do Sul – Brazil	93.11%	86.22%	-
Produtiva Agronegócios Comércio e Representação Ltda. (v)	Distributor of agricultural inputs	Paracatu – Brazil	87.40%	87.40%	-
Facirolli Comércio e Representação S.A. (Agrozap) (v)	Distributor of agricultural inputs	Uberaba – Brazil	62.61%-	62.61%	-
Agrovenci Comércio, Importação, Exportação e Agropecuária Ltda. (viii)	Distributor of agricultural inputs	Campo Verde – Brazil	97.42%	97.42%	91.65%
Central Agrícola Rural Distribuidora de Defensivos Ltda. (viii)	Distributor of agricultural inputs	Vilhena – Brazil	97.42%	97.42%	91.65%
Distribuidora Pitangueiras de Produtos Agropecuários S.A. (viii)	Distributor of agricultural inputs	Ponta Grossa – Brazil	93.11%	86.22%	86.22%
Produtec Comércio e Representações S.A. (viii)	Distributor of agricultural inputs	Cristalina – Brazil	87.4%	87.40%	72.42%
Qualiciclo Agrícola S.A. (viii)	Distributor of agricultural inputs	Limeira – Brazil	66.75%	61.00%	61.00%
Desempar Participações Ltda. (viii)	Distributor of agricultural inputs	Palmeira – Brazil	93.11%	86.20%	86.20%
Denorpi Distribuidora de Insumos Agrícolas Ltda. (viii)	Distributor of agricultural inputs	Palmeira – Brazil	93.11%	86.20%	86.20%

12

Notes to the consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)
Deragro Distribuidora de Insumos Agrícolas Ltda. (viii)	Distributor of agricultural inputs	Palmeira – Brazil	93.11%	86.20%	86.20%
Desempar Tecnologia Ltda. (viii)	Holding	Palmeira – Brazil	93.11%	86.20%	86.20%
Futuragro Distribuidora de Insumos Agrícolas Ltda. (viii)	Distributor of agricultural inputs	Palmeira – Brazil	93.11%	86.20%	86.20%
Plenafértil Distribuidora de Insumos Agrícolas Ltda. (viii)	Distributor of agricultural inputs	Palmeira – Brazil	93.11%	86.20%	86.20%
Realce Distribuidora de Insumos Agrícolas Ltda. (viii)	Distributor of agricultural inputs	Palmeira – Brazil	93.11%	86.20%	86.20%
Cultivar Agrícola Comércio, Importação e Exportação S.A. (viii)	Distributor of agricultural inputs	Chapadão do Sul – Brazil	93.11%	63.47%	63.47%
América Insumos Agrícolas Ltda. (iii)	Distributor of agricultural inputs	Sorriso – Brazil	-	97.42%	91.65%
Integra Soluções Agrícolas Ltda. (iv)	Distributor of agricultural inputs	Catalão – Brazil	-	87.4%	72.42%
Nova Geração (v) (viii)	Distributor of agricultural inputs	Pinhalzinho – Brazil	66.75%	61.00%	-
Floema Soluções Nutricionais de Cultivos Ltda. (v)	Distributor of agricultural inputs	Uberaba – Brazil	62.61%	-	-
Casa Trevo Participações S.A. (v)	Holding	Nova Prata – Brazil	79.14%	-	-
Casa Trevo Comercial Agrícola LTDA. (v)	Distributor of agricultural inputs	Nova Prata – Brazil	79.14%	-	-
CATR Comercial Agrícola LTDA (v)	Distributor of agricultural inputs	Nova Prata – Brazil	79.14%	-	-
Sollo Sul Insumos Agrícolas Ltda (v)	Distributor of agricultural inputs	Pato Branco – Brazil	93.11%	-	-
Dissul Insumos Agrícolas Ltda. (v)	Distributor of agricultural inputs	Pato Branco – Brazil	93.11%	-	-
Lavoro Agro Fundo de Investimento nas Cadeias Produtivas Agroindustriais (vi)	FIAGRO	São Paulo – Brazil	5%	-	-
Lavoro Colômbia:
Lavoro Colombia S.A.S. (viii)	Holding	Bogota – Colombia	94.90%	94.90%	-
Crop Care Colombia (viii)	Distributor of agricultural inputs	Bogota - Colombia	94.90%	94.90%	100%

13

Notes to the consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)
Agricultura y Servicios S.A.S. (viii)	Distributor of agricultural inputs	Ginebra - Colombia	94.90%	94.90%	97.61%
Fertilizantes Liquidos y Servicios S.A.S. (vii)	Distributor of agricultural inputs	Cali - Colombia	-	-	97.61%
Grupo Cenagro S.A.S. (v)	Distributor of agricultural inputs	Yumbo – Colombia	94.90%	94.90%	-
Cenagral S.A.S (v)	Distributor of agricultural inputs	Yumbo – Colombia	94.90%	94.90%	-
Grupo Gral S.A.S. (viii)	Distributor of agricultural inputs	Bogota - Colombia	94.90%	94.90%	100%
Agrointegral Andina S.A.S. (viii)	Distributor of agricultural inputs	Bogota – Colombia	94.90%	94.90%	100%
Servigral Praderas S.A.S. (viii)	Distributor of agricultural inputs	Bogota – Colombia	94.90%	94.90%	100%
Agroquímicos para la Agricultura Colombiana S.A.S. (viii)	Distributor of agricultural inputs	Bogota – Colombia	94.90%	94.90%	100%
Provecampo S.A.S. (v)	Distributor of agricultural inputs	Envigado – Colombia	94.90%	-	-
Crop Care:
Crop Care Holding S.A.	Holding	São Paulo – Brazil	100%	100%	100%
Perterra Insumos Agropecuários S.A.	Private label products	São Paulo – Brazil	100%	100%	100%
Araci Administradora de Bens S.A.	Private label products	São Paulo – Brazil	100%	100%	100%
Union Agro S.A. (v)	Private label products	Pederneiras – Brazil	73%	73.00%	-
Agrobiológica Sustentabilidade S.A.	Private label products	São Paulo – Brazil	65.13%	65.13%	65.13%
Agrobiológica Soluções Naturais Ltda.	Private label products	Leme – Brazil	65.13%	65.13%	65.13%
Cromo Indústria Química LTDA. (v)	Private label products	Estrela - Brasil	70%	-	-
Perterra Trading S.A.	Private label products	Montevideu - Uruguay	100%	100%	-

(i)	Refers to entities of the reorganization, see note 1.b.

(ii)	Agrovenci Distribuidora de Insumos Agrícolas Ltda. was incorporated in August 2021.

(iii)	América Insumos Agrícolas Ltda. was merged with another entity within the Group in November 2022.

(iv)	Integra Soluções Agrícolas Ltda. was merged with another entity within the Group in May 2023.

(v)	See note 21 of Acquisitions of subsidiaries.

(vi)	Lavoro Agro Fundo de Investimentos nas Cadeias Produtivas Agroindustriais - Direitos Creditórios was incorporated in July 2022. (see Note 19).

(vii)	Fertilizantes Liquidos y Servicios S.A.S. was merged with another entity within the Group in May 2022.

(viii)	Changes in non-controlling interests were described in note 27 of Equity.

14

Notes to the consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)
3.	Summary of significant accounting policies

The significant accounting policies applied in the preparation of the consolidated financial statements have been included in the related explanatory notes and are consistent in all reporting years.

(a)	New accounting standards, interpretations and amendments adopted starting July 1, 2020:

The following new accounting standards, interpretations and amendments were adopted starting July 1, 2020:

●	Reference to the Conceptual Framework – Amendments to IFRS 3;

●	Property, Plant and Equipment: Proceeds before Intended Use – Amendments to IAS 16;

●	IFRS 1 First-time Adoption of International Financial Reporting Standards – Subsidiary as a first-time Adopter;

●	IFRS 9 Financial Instruments – Fees in the ’10 per cent’ test for derecognition of financial liabilities;

●	IAS 41 Agriculture – Taxation in fair value measurements; and

●	Onerous Contracts – Costs of Fulfilling a Contract – Amendments to IAS 37.

The adoption of these new standards and interpretations did not have a material effect on the consolidated financial statements.

(b)	New accounting standards, interpretations and amendments issued but not yet effective

Some accounting standards and interpretations have been issued, but are not yet effective.

The Group has not early adopted any of these standards and does not expect these standards to have a material impact on the financial statements in subsequent periods.

New and amended standards and interpretations issued, but not yet effective up to the date of the issuance of the Group’s consolidated financial statements are as follows:

●	Amendments to IAS 1: Classification of Liabilities as Current or Non-current;

●	Definition of Accounting Estimates - Amendments to IAS 8;

●	Disclosure of Accounting Policies - Amendments to IAS 1 and IFRS Practice Statement 2.

●	Deferred Tax related to Assets and Liabilities arising from a Single Transaction - Amendments to IAS 12: requires the recognition of deferred tax on transactions that, on initial recognition, give rise to equal amounts of taxable and deductible temporary differences. It will apply to transactions such as leases of lessees and decommissioning obligations and will require the recognition of additional deferred tax assets and liabilities. The amendment should be applied to transactions that occur on or after the beginning of the earliest comparative period presented.

15

Notes to the consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)

The Group intends to adopt these new standards, amendments and interpretations, if applicable, when they become effective; and the Group does not expect them to have a material impact on the financial statements, except for the Amendment to IAS 12, which the Group is currently evaluating.

(c)	Foreign currency

(i)	Functional currency and presentation

The consolidated financial statements are presented in Brazilian reais (“R$”), which is the Group’s functional currency.

The Group determines the functional currency of each of the consolidated entities. Items included in the financial statements of each entity are measured using that functional currency. The functional currency for the majority of the Group’s entities is the Brazilian real (Brazil Cluster and Crop Care Cluster – see Note 4), except for the companies in Colombia, whose functional currency is the Colombian peso (COP$).

For	consolidation, the operations in Colombia are translated into Brazilian reais, as follows:

(i)	Assets and liabilities are translated into Reais at the closing exchange as of the reporting date;

(ii)	Profit or loss items are translated at the average monthly exchange rate; and

(iii)	Exchange differences arising on translation are recognized in other comprehensive income.

On disposal of a foreign operation, the component of other comprehensive income relating to that particular foreign operation is reclassified to profit or loss. Any goodwill arising on the acquisition of a foreign operation and any fair value adjustments to the carrying amounts of assets and liabilities arising from the acquisition are treated as assets and liabilities of the foreign operation and translated at the spot rate of exchange as of the reporting date.

(j)	Transactions and balances

Transactions in foreign currencies are initially recorded by the Group’s entities at their respective functional currency spot rates at the date the transaction first qualifies for recognition.

Monetary assets and liabilities denominated in foreign currencies are translated at the functional currency spot rates of exchange as of the reporting date. Differences arising on settlement or translation of monetary items are recognized in the statement of profit or loss.

Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rates at the dates of the initial transactions. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value is determined. The gain or loss arising on translation of non-monetary items measured at fair value is treated in line with the recognition of the gain or loss on the change in fair value of the item (i.e., translation differences on items whose fair value gain or loss is recognized in other comprehensive income or profit or loss are also recognized in other comprehensive income or profit or loss, respectively).

16

Notes to the consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)
(d)	Current versus non-current classification

The Group presents assets and liabilities in the statement of financial position based on current/non-current classification. An asset is current when it is:

●	Expected to be realized or intended to be sold or consumed in the normal operating cycle;

●	Held primarily for the purpose of trading;

●	Expected to be realized within twelve months after the reporting period; or

●	Cash or cash equivalent unless restricted from being exchanged or used to settle a liability for at least twelve months after the reporting period.

All other assets are classified as non-current.

A liability is current when:

●	It is expected to be settled in the normal operating cycle;

●	It is held primarily for the purpose of trading;

●	It is due to be settled within twelve months after the reporting period; or

●	There is no unconditional right to defer the settlement of the liability for at least twelve months after the reporting period.

The terms of the liability that could, at the option of the counterparty, result in its settlement by the issue of equity instruments do not affect its classification.

The Group classifies all other liabilities as non-current. Deferred tax assets and liabilities are classified as non-current assets and liabilities.

(e)	Statement of cash flows

In 2023, cash outflows related to acquisitions of non-controlling interests are classified under net cash flows provided by financing activities and interest paid on acquisitions of subsidiary is classified under net cash flows from (used in) operating activities. In 2022 and 2021, both amounts were classified under net cash flows used in investing activities.

While the effect of the change in classification of those cash flows from investing to financing and operating activities is not material, management has retrospectively revised those periods for comparison purposes.

17

Notes to the consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)

The retrospective changes in the comparative periods can be summarized as follows:

			2022
	Originally presented	Effects of Change in classification	After change in classification

Acquisition of subsidiary, net of cash acquired	(213,212)	14,907	(198,305)
Acquisition of non-controlling interests	(34,351)	34,351	-
Net cash flows used in investing activities	(293,951)	49,258	(244,693)
Acquisition of non-controlling interests	-	(34,351)	(34,351)
Net cash flows provided by financing activities	333,470	(34,351)	299,119
Interest paid on acquisition of subsidiary	-	(14,907)	(14,907)
Net cash flows used in operating activities	(244,564)	(14,907)	(259,471)

			2021
	Originally presented	Effects of Change in classification	After change in classification

Acquisition of subsidiary, net of cash acquired	(283,171)	2,797	(280,374)
Acquisition of non-controlling interests	(79,493)	79,493	-
Net cash flows used in investing activities	(393,362)	82,290	(311,072)
Acquisition of non-controlling interests	-	(79,493)	(79,493)
Net cash flows provided by financing activities	640,499	(79,493)	561,006
Interest paid on acquisition of subsidiary	-	(2,797)	(2,797)
Net cash flows from operating activities	53,824	(2,797)	51,027

4.	Segment information

(a)	Reportable segments by management

The chief operating decision-maker of the Group (the “CODM”) is the board of directors which is responsible for allocating resources among operating segments and assessing their performance and for making strategic decisions.

The determination of the reportable segments is based on internal reports reviewed by the CODM, which include considerations in relation to risks and returns, organizational structure, etc. Certain expenses across segments are allocated based on reasonable allocation criteria, such as revenues or historical trends.

The Group’s reportable segments are the following:

•	Brazil Cluster: includes companies located in Brazil that sell agricultural inputs;

•	LATAM Cluster: includes companies located in Colombia that sell agricultural inputs;

•	Crop Care Cluster: includes companies that produce and import their own portfolio of proprietary products including off-patent crop protection and specialty products (e.g, biologicals and special fertilizers).

The CODM used information on a pro forma basis giving effect of the acquisitions completed during the year to assess the segment performance. Starting March 31, 2023, the CODM used historical segment financial information. Segment information for prior years has been recast for comparative purposes.

18

Notes to the consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)
(b)	Financial information by segment

Segment assets and liabilities as of June 30, 2023:

Description	Brazil	LATAM	Crop Care	Total reportable segments	Corporate (i)	Eliminations between segments (ii)	Consolidated
Certain assets
Cash equivalents	207,744	22,003	95,585	325,332	238,962	-	564,294
Trade receivables	2,194,853	343,745	242,391	2,780,989	-	(72,449)	2,708,540
Inventories	1,547,384	202,239	151,289	1,900,912	-	(32,708)	1,868,204
Advances to suppliers	176,831	2,266	13,088	192,185	-	(66)	192,119

Total assets	5,926,380	683,894	680,294	7,290,568	449,779	(216,363)	7,523,984

Certain liabilities
Trade payables	2,304,043	309,828	46,506	2,660,377	455	(56,427)	2,604,405
Borrowings	824,868	71,562	69,045	965,475	-	-	965,475
Advances from customers	478,313	7,020	3,245	488,578	-	-	488,578

Total liabilities and equity	5,926,380	683,894	680,294	7,290,568	449,779	(216,361)	7,523,984

(i)	Corporate items refer to balances and expenses with certain corporate demands not directly related to any operating segment.

(ii)	Transactions between the Crop Care segment and the Brazil segment.

Statement of profit or loss data for the year ended June 30, 2023:

Description	Brazil	LATAM	Crop Care	Total reportable segments	Corporate (i)	Eliminations between segments (ii)	Consolidated
Revenue	7,829,305	1,206,341	632,819	9,668,465	-	(321,052)	9,347,413
Cost of goods sold	(6,543,315)	(1,009,721)	(351,914)	(7,904,950)	-	288,344	(7,616,606)
Sales, general and administrative expenses (iii)	(951,888)	(120,936)	(151,741)	(1,224,565)	(3,563)	-	(1,228,128)
Other operating income, net	48,135	(1,640)	1,511	48,007	(323,817)	-	(275,810)
Financial (costs) income	(525,056)	(15,371)	(48,415)	(588,842)	(28,965)	-	(617,807)
Income taxes	208,331	(22,263)	(24,932)	161,136	-	11,120	172,256

Profit (loss) for the year	65,512	36,410	57,328	159,250	(356,344)	(21,588)	(218,682)

Depreciation and amortization	(142,139)	(11,792)	(13,555)	(167,486)	-	-	(167,486)
(i)	Corporate items refer to balances and expenses with certain corporate demands not directly related to any operating segment.

(ii)	Sales between the Crop Care segment and the Brazil segment.

(iii)	Sales, general and administrative expenses include Depreciation and amortization.

19

Notes to the consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)

Segment assets and liabilities as of June 30, 2022:

Description	Brazil	LATAM	Crop Care	Total reportable segments	Eliminations between segments (i)	Combined
Certain assets
Cash equivalents	195,343	16,951	42,119	254,413	-	254,413
Trade receivables	1,379,808	324,152	170,868	1,874,828	(40,475)	1,834,353
Inventories	1,451,541	174,532	122,968	1,749,041	-	1,749,041
Advances to suppliers	354,163	1,202	30,799	386,164	(2,907)	383,257

Total assets	4,602,679	619,238	508,331	5,730,248	(44,485)	5,685,763

Certain liabilities
Trade payables	1,988,518	311,612	42,035	2,342,165	(40,465)	2,301,700
Borrowings	588,403	39,755	82,394	710,552	-	710,552
Advances from customers	318,404	164	3,502	322,070	(1,510)	320,560

Total liabilities and equity	4,602,679	619,238	508,332	5,730,248	(44,485)	5,685,763
(i)	Transactions between the Crop Care segment and the Brazil segment.

Statement of profit or loss data for the year ended June 30, 2022:

Description	Brazil	LATAM	Crop Care	Total reportable segments	Eliminations between segments (i)	Combined
Revenue	6,351,223	1,166,415	332,239	7,849,877	(103,343)	7,746,534
Cost of goods sold	(5,336,991)	(975,756)	(211,633)	(6,524,380)	103,343	(6,421,037)
Sales, general and administrative expenses (ii)	(809,144)	(120,902)	(92,342)	(1,022,388)	-	(1,022,388)
Other operating income, net	42,608	(6,081)	20,232	56,759	-	56,759
Financial (costs) income	(217,277)	(9,639)	7,472	(219,444)	-	(219,444)
Income taxes	3,973	(20,865)	(15,770)	(32,662)	-	(32,662)

Profit for the year	34,392	33,172	40,198	107,762	-	107,762

Depreciation and amortization	(127,675)	(11,295)	(6,543)	(145,513)	-	(145,513)
(i)	Sales between the Crop Care segment and the Brazil segment.

(ii)	Sales, general and administrative expenses include Depreciation and amortization.

20

Notes to the consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)

Statement of profit or loss data for year ended June 30, 2021:

Description	Brazil	LATAM	Crop Care	Total reportable segments	Eliminations between segments (i)	Combined

Revenue	4,198,570	858,837	46,850	5,104,257	(5,712)	5,098,545
Cost of goods sold	(3,653,813)	(704,738)	(9,818)	(4,368,369)	5,712	(4,362,657)
Sales, general and administrative expenses (ii)	(476,578)	(101,081)	(41,847)	(619,506)	-	(619,506)
Other operating income, net	13,363	184	2,071	15,618	-	15,618
Financial (costs) income	(68,772)	(13,524)	(3,497)	(85,793)	-	(85,793)
Income taxes	(8,412)	(15,538)	(726)	(24,676)	-	(24,676)

Profit for the year	4,358	24,140	(6,967)	21,531	-	21,531

Depreciation and amortization	(85,518)	(4,519)	(2,930)	(92,967)	-	(92,967)
(i)	Sales between the Crop Care segment and the Brazil segment.

(ii)	Sales, general and administrative expenses include Depreciation and amortization.

Revenues from external customers for each product and service are disclosed in Note 28. Further breakdown in relation to products and services provided by the Group is not available and such information cannot be produced without unreasonable effort.

21

Notes to the consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)
5.	Cash equivalents

Accounting policy

Cash equivalents are comprised of short-term highly liquid investments with a maturity of three months or less, that are readily convertible to a known amount of cash and subject to an insignificant risk of changes in value.

	Annual yield	2023	2022

Cash equivalents (R$)	77% CDI (i)	304,292	237,462
Cash equivalents (COP)	13,25% DTF(ii)	22,003	16,951
Cash equivalents (US$)	3.65% a year(iii)	237,999	-

Total cash equivalents		564,294	254,413

(i)	Represents the Brazilian interbank deposit rate, which is an average of the overnight interbank rates in Brazil (the "CDI").

(ii)	Colombian investment rate, which is an average of interbank and corporate finance ("DTF").

(iii)	Average annualized yield obtained in the last year from overseas bank accounts.

6.	Trade receivables

Accounting policy

Trade receivables correspond to amounts receivable from customers for the sale of goods or services in the ordinary course of the Group’s business.

A receivable is recognized if an amount of consideration that is unconditional is due from the customer (i.e., only the passage of time is required before payment of the consideration is due). Refer to accounting policies of financial assets in Note 7.

	2023	2022

Trade receivables (Brazil)	2,525,845	1,639,637
Trade receivables (Colombia)	370,767	345,830
(-) Allowance for expected credit losses	(188,072)	(151,114)

Total	2,708,540	1,834,353

Current	2,667,057	1,794,602
Non-current	41,483	39,751

The average effective interest rate used to discount trade receivables for the year ended June 30, 2023 was 0.96% per month (1.00% as of June 30, 2022). The Group does not have any customer that represents more than 10% of its trade receivables or revenues.

22

Notes to the consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)

As of June 30, 2023, the Group also transferred trade receivables to the FIAGRO in the amount of R$167,278. There were no trade receivables transferred as of June 30, 2022.

As the Group has retained the risks and rewards of ownership, these amounts were not derecognized from trade receivables. Consequently, the liability resulting from these operations is recorded as obligations to FIAGRO quota holders (note 19).

Allowance for expected credit losses

	2023	2022	2021

Opening balance	(151,114)	(111,969)	(89,173)
Increase in allowance	(36,769)	(27,393)	(11,094)
Allowance for credit losses from acquisitions	(11,702)	(16,274)	(12,623)
Trade receivables write-off	9,500	3,492	3,058
Exchange rate translation adjustment	2,013	1,030	(2,137)

Ending balance (i)	(188,072)	(151,114)	(111,969)
(i)	The credit risk of the Group is described in note 8.b.

The aging analysis of trade receivables is as follow:

	2023	2022

Not past due	2,089,543	1,534,224

Overdue
1 to 60 days	169,556	93,436
61 to 180 days	359,958	240,320
181 to 365 days	90,734	7,157
Over 365 days	186,821	110,398
Allowance for expected credit losses	(188,072)	(151,182)

	2,708,540	1,834,353

7.	Financial instruments

Accounting policy

Initial recognition and measurement

(i)    Financial assets

Financial assets are classified at initial recognition and subsequently measured at amortized cost or fair value through profit or loss.

23

Notes to the consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)

The classification of financial assets at initial recognition depends on the financial asset’s contractual cash flow characteristics and the Group’s business model for managing them. The Group initially measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through profit or loss, transaction costs.

In order for a financial asset to be classified and measured at amortized cost, it needs to give rise to cash flows that are ‘solely payments of principal and interest (SPPI)’ on the principal amount outstanding. This assessment is referred to as the SPPI test and is performed at an instrument level. Financial assets with cash flows that are not SPPI are classified and measured at fair value through profit or loss, irrespective of the business model.

The Group’s business model for managing financial assets refers to how it manages its financial assets in order to generate cash flows. The business model determines whether cash flows will result from collecting contractual cash flows, selling the financial assets, or both. Financial assets classified and measured at amortized cost are held within a business model with the objective to hold financial assets in order to collect contractual cash flows.

Subsequent measurement

For purposes of subsequent measurement, Group’s financial assets are classified in following categories:

• Financial assets at amortized cost

• Financial assets at fair value through profit or loss

Financial assets at amortized cost

Financial assets at amortized cost are subsequently measured using the effective interest method and are subject to impairment. Gains and losses are recognized in profit or loss when the asset is derecognized, modified or impaired.

Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss are carried in the statement of financial position at fair value with net changes in fair value recognized in the statement of profit or loss.

Derecognition

A financial asset is primarily derecognized when the rights to receive cash flows from the asset have expired.

Impairment

The Group recognizes an allowance for expected credit losses for trade receivables, which is the only debt instrument not held at fair value through profit or loss.

24

Notes to the consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)

(ii)       Financial liabilities:

The Group classifies its financial liabilities in the following categories: (i) measured at amortized cost and (ii) fair value through profit or loss. Financial liabilities classified as fair value through profit or loss include financial liabilities held for trading and financial liabilities designated upon initial recognition as fair value through profit or loss. Financial liabilities are derecognized when contractual obligations are withdrawn, canceled, or expired. The difference between the extinguished book value and the consideration paid (including transferred assets or assumed liabilities) is recognized in the statement of income.

The Group’s financial instruments were classified according to the following categories:

	2023
	Amortized cost	Fair value through profit or loss
Assets:
Trade receivables	2,708,540	-
Commodity forward contracts	-	114,861
Derivative financial instruments	-	40,410
Restricted cash	139,202	-

Total	2,847,742	155,271

Liabilities:
Trade payables	2,578,248	-
Lease liabilities	184,419	-
Borrowings	965,475	-
Obligations to FIAGRO quota holders	150,018	-
Payables for the acquisition of subsidiaries	275,209	-
Derivative financial instruments	-	44,008
Salaries and social charges	223,376	-
Commodity forward contracts	-	207,067
Dividends payable	1,619	-
Warrant liabilities	-	36,446
Liability for FPA Shares	139,133	-

Total	4,517,497	287,521

	2022
	Amortized cost	Fair value through profit or loss
Assets:
Trade receivables	1,834,353	-
Commodity forward contracts	-	32,800
Derivative financial instruments	-	7,677
Restricted cash	1,344	-

Total	1,835,697	40,477

Liabilities:
Trade payables	2,301,700	-
Lease liabilities	155,253	-
Borrowings	710,552	-
Payables for the acquisition of subsidiaries	164,431	-
Derivative financial instruments	-	7,121
Salaries and social charges	187,285	-
Commodity forward contracts	-	27,038
Dividends payable	411	-

Total	3,519,632	34,159

The Group considers that assets and liabilities measured at amortized cost, have a carrying value approximate to their fair value and, therefore, information on their fair values is not presented.

(a)	Hierarchy of fair value

The Group uses various methods to measure and determine fair value (including market approaches and income or cost approaches) and to estimate the value that market participants would use to price the asset or liability. Financial assets and liabilities carried at fair value are classified and disclosed within the following fair value hierarchy levels:

Level 1 - Quoted prices (unadjusted) in active, liquid and visible markets, for identical assets and liabilities that are readily available at the measurement date;

Level 2 - Valuation techniques for which the lowest level input that is significant to the fair value measurement is directly or indirectly observable; and

Level 3 – Valuation techniques for which the lowest level input that is significant to the fair value measurement is unobservable.

For assets and liabilities that are recognized in the financial statements at fair value on a recurring basis, the Group determines whether transfers have occurred between levels in the hierarchy by re-assessing categorization (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period.

All financial instruments accounted for at fair value are classified as level 2, except for the Warrant liability which is classified as level 1. On June 30, 2023 and June 30, 2022, there were no changes in the fair value methodology of the financial instruments and, therefore, there were no transfers between levels.

25

Notes to the consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)
8.	Financial and capital risk management

(a)	Considerations on risk factors that may affect the business of the Group

The Group is exposed to several market risk factors that might impact its business. The Group’s board of directors is responsible for monitoring these risk factors, as well as establishing policies and procedures to address them. The Group’s risk management structure considers the size and complexity of its activities, which allows for a better understanding of how such risks could impact Group’s strategy through committees and other internal meetings.

Currently, the Group is focused on action plans relating to risks that could have a significant impact on its strategic goals, including those required by applicable regulations. To efficiently manage and mitigate these risks, its risk management structure conducts risk identification and assessments to prioritize the risks that are key to pursuing potential opportunities that may prevent value from being created or that may compromise existing value, with the possibility of impacting its results, capital, liquidity, customer relationships and/or reputation.

The Group’s risk management strategies were developed to mitigate and/or reduce the financial market risks which it is exposed to, which are as follows:

• credit risk

• liquidity risk

• capital risk

• interest rate risk

• exchange rate risk

• commodity price risk in barter transactions

(b)	Credit risk

Credit risk is the risk of financial losses if a customer or a counterparty to a financial instrument fails to fulfill its contractual obligations, which arise mainly from the Group’s trade receivables. The Group maintains short-term investments and derivatives with financial institutions approved by its management according to objective criteria for diversification of such risk.

The Group seeks to mitigate its credit risk related to trade receivables by setting forth credit limits for each counterparty based on the analysis of its credit management process. Such credit exposure determination is performed considering the qualitative and quantitative information of each counterparty. The Group also focuses on the diversification of its portfolio and monitors different solvency and liquidity indicators of its counterparties. In addition, primarily for receivables in installments, the Group monitors the balance of allowances for expected credit losses. (see Note 6)

26

Notes to the consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)

The main strategies on credit risks management are listed below:

•	creating credit approval policies and procedures for new and existing customers.

•	extending credit to qualified customers through a review of credit agency reports, financial statements and/or credit references, when available.

•	reviewing existing customer accounts every twelve months based on the credit limit amounts.

•	evaluating customer and regional risks.

•	obtaining guarantees through the endorsement of rural producer notes (“CPR”), which give physical ownership of the relevant agricultural goods in the event of the customer’s default.

•	establishing credit approval for suppliers in case of payments in advance.

•	setting up provisions using the lifetime expected credit loss method considering all possible default events over the expected life of a financial instrument. Receivables are categorized based on the number of overdue days and/or a customer’s credit risk profile. Estimated losses on receivables are based on known troubled accounts and historical losses. Receivables are considered to be in default and are written off against the allowance for credit losses when it is probable that all remaining contractual payments due will not be collected in accordance with the terms of the agreement.

•	requiring minimum acceptable counterparty credit ratings from financial counterparties.

•	setting limits for counterparties or credit exposure; and

•	developing relationships with investment-grade counterparties.

27

Notes to the consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)

The current credit policy sets forth credit limits for customers based on credit score analysis made by the Group’s credit management area. Such score is determined considering the qualitative and quantitative information related to each customer, resulting in a rating classification and a level of requirement of guarantees as follows:

			% Of guarantees required on sales
Credit rating	% Customers	Risk classification	Medium-sized farmers (i)	Other
AA & A	18%	Very small	80-90%	0%
B	49%	Medium	100%	30%
C & D	15%	High	100%	60%
Simplified	18%	Small farmers	N/A	N/A
(i)	Medium-sized farmers ranging between 100 and 10,000 hectares in planted acreage that are typically not serviced directly by agricultural input producers.

For Colombia there is a similar credit scoring process, however, guarantees are not required based on credit ratings but instead based on qualitative factors such as relationships and past experiences with customers.

Maximum exposure to credit risk as of June 30, 2023 and June 30, 2022:

	2023	2022

Trade receivables (current and non-current)	2,708,539	1,834,353
Advances to suppliers	192,119	383,257

	2,900,658	2,217,610

(c)	Liquidity risk

The Group defines liquidity risk as the risk of financial losses if it is unable to comply with its payment obligations in connection with financial liabilities settled in cash or other financial assets in a timely manner as they become due. The Group’s approach to managing this risk is to ensure that it has sufficient cash available to settle its obligations without incurring losses or affecting the operations. Management is ultimately responsible for managing liquidity risk, which relies on a liquidity risk management model to manage funding requirements and liquidity in the short, medium and long term.

28

Notes to the consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)

The Group’s cash position is monitored by its senior management, through management reports and periodic performance meetings. The Group also manages its liquidity risk by maintaining reserves, bank credit facilities and other borrowing facilities deemed appropriate, through ongoing monitoring of forecast and actual cash flows, as well as through the combination of maturity profiles of financial assets and liabilities.

The following maturity analysis of the Group’s financial liabilities and gross settled derivative financial instruments contracts (for which the cash flows are settled simultaneously) is based on the expected undiscounted contractual cash flows from the year end date to the contractual maturity date:

	2023
	Up to 1 year	From 1 to 5 years	Total

Trade payables	2,765,354	2,547	2,767,901
Lease liabilities	91,419	111,304	202,723
Borrowings	982,318	48,382	1,030,700
Obligations to FIAGRO quota holders	159,722	-	159,722
Payables for the acquisition of subsidiaries	224,689	55,242	279,931
Commodity forward contracts	210,040	-	210,040
Derivative financial instruments	44,639	-	44,639
Salaries and social charges	226,583	-	226,583
Dividends payable	1,642	-	1,642
Warrant liabilities	36,446	-	36,446
Liability for FPA Shares	-	139,133	139,133

	4,742,851	356,608	5,099,459

	2022
	Up to 1 year	From 1 to 5 years	Total

Trade payables	2,377,256	-	2,377,256
Lease liabilities	72,228	93,487	165,715
Borrowings	709,266	31,751	741,017
Payables for the acquisition of subsidiaries	114,540	55,444	169,984
Commodity forward contracts	27,729	-	27,729
Derivative financial instruments	7,303	-	7,303
Salaries and social charges	188,083	-	188,083
Dividends payable	422	-	422

	3,496,827	180,682	3,677,509

(d)	Capital risk

The Group manages its capital risk through its leverage policy to ensure its ability to continue as a going concern and to maximize the return of its stakeholders by optimizing its balances of debt and equity.

29

Notes to the consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)

The Group's strategy is to maintain the net debt up to 2.2 times the adjusted EBITDA which was achieved by the Group as of June 30, 2023 and 2022.

(e)	Interest rate risk

Fluctuations in interest rates, such as the Brazilian interbank deposit rate, which is an average of interbank overnight rates in Brazil, and Colombian investment rate, which is an average of interbank and financial corporation loans, may have an effect on the cost of the Group’s borrowings and new borrowings.

The Group periodically monitors the effects of market changes in interest rates on its financial instruments portfolio. Funds raised by the Group are used to finance working capital for each crop season and are typically raised at short term conditions.

As of June 30, 2023 and June 30, 2022, the Group had no derivative financial instruments used to mitigate interest rate risks.

(i) Sensitivity analysis – exposure to interest rates

To mitigate its exposure to interest rate risk, the Group uses different scenarios to evaluate the sensitivity of variations transactions impacted by the CDI Rate and IBR Rate. The Scenario 1 represents the impact on booked amounts considering the most current (September 2023) CDI Rate and IBR Rate and reflects management’s best estimates. The Scenario 2 and Scenario 3 consider an appreciation of 25% and 50% in such market interest rates, before taxes, which represents a significant change in the probable scenario for sensitivity purposes.

The following table sets forth the potential impacts on the statements of profit or loss:

	2023
		Expense on profit or loss
	Current Index	Scenario 1	Scenario 2	Scenario 3

Floating rate borrowings in Brazil	CDI Rate (12.65%)	149,124	177,153	205,183
Floating rate borrowings in Colombia	IBR Rate (12.75%)	11,503	13,685	15,866

		160,627	190,838	221,049

(f)	Exchange rate risk

The Group is exposed to foreign exchange risk arising from its operations related to agricultural inputs, mainly related to the U.S. dollar, which significantly impacts global prices of agricultural inputs in general. Although all purchases and sales are conducted locally, certain purchase and sales contracts are indexed to the U.S. dollar.

30

Notes to the consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)

The Group’s current commercial department seeks to reduce this exposure. Its marketing department is responsible for managing pricing tables and commercial strategies to seek a natural hedge between purchases and sales and to match currency and terms to the greatest extent possible.

The Group’s corporate treasury department is responsible for monitoring the forecasted cash flow exposure to the U.S. dollar, and whenever any mismatches as to terms and currencies are identified, non-deliverable forwards derivative financial instruments are purchased to offset these exposures, and therefore fulfill internal policy requirements. U.S. dollar exposure is managed by macro hedging through the analysis of the forecasted cash flow for the next two harvests. The Group may not have any leveraged derivative position.

The Group’s exchange rate exposure monitoring committee meets periodically across the commercial, treasury and corporate business departments. There are also committees on purchase valuation and business intelligence for the main goods traded by the Group.

The Group does not adopt hedge accounting. Therefore, gains and losses from derivative operations are fully recognized in the statements of profit or loss, as disclosed in Note 30.

(i) Sensitivity analysis – exposure to exchange rates

To gauge its exposure to exchange rate risk, the Group uses different scenarios to evaluate its asset and liability positions in foreign currency and their potential effects on its results.

The Scenario 1 below represents the impact on carrying amounts of the most current (October 2023) market rates for the U.S. dollar (R$5.73 to US$ 1.00). This analysis assumes that all other variables, particularly interest rates, remain constant. The Scenario 2 e Scenario 3 consider the appreciation of the Brazilian real against the US dollar at the rates of 25% and 50%, before taxes, which represents a significant change in the probable scenario for sensitivity purposes.

The following table set forth the potential impacts on the statements of profit or loss:

	2023
		Effect on profit or loss and
	Current Index	Scenario 1	Scenario 2	Scenario 3

Trade receivables in U.S. Dollars	4,7362	(3,692)	48,980	101,652
Trade payables in U.S. Dollars	4,7362	5,747	(76,243)	(158,233)
Borrowings in U.S. Dollars	4,7362	(2,752)	36,501	75,753

Net impacts on commercial operations		(697)	9,238	19,172

Derivative financial instruments	4,7362	646	(8,557)	(17,760)

Total impact, net of derivatives		(51)	681	1,412

31

Notes to the consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)
(g)	Commodity prices risk in barter transactions

In all barter transactions mentioned in Note 11, the Group uses future commodity market price as the reference to value the quantities of commodities included in the forward contracts to be delivered by the customers as payment for the Group’s products into currency. The Group uses prices quoted by commodity trading companies to value the grain purchase contracts from farmers. Lavoro enters into grain sale contracts with trading companies or forward derivatives with financial institutions to sell those same grains, at the same price of the purchased contracts with farmers. As such, the Group strategy to manage its exposure to those commodity prices by entering into the purchase and sale contracts at similar conditions.

These transactions are conducted by a corporate department which manages and controls such contracts as well as the compliance of Group’s policies.

(i) Sensitivity analysis – exposure to commodity price

To gauge its exposure to commodity price risk, the Group uses different scenarios to evaluate its asset and liability positions on commodity forward contracts in soybean and corn and their potential effects on its results.

The “current risk” scenario below represents the impact on carrying amounts as of June 30, 2023, with assumptions described in Note 11. The other scenarios consider the appreciation of main assumptions at the rates of 25% and 50%, before taxes, which represents a significant change in the probable scenario for sensitivity purposes.

As of June 30, 2023:

	Tons	Position	Current Risk (i)	Average of contract prices	Current Market (R$/bag)	+25% current		+50% current

Position						Market	Impact	Market	Impact

Corn 2023	248,796	Purchased	(140,542)	67.42	35.34	44.18	(35,136)	53.01	(70,271)
Corn 2023	(248,999)	Sold	54,190	48.39	34.96	43.70	13,548	52.44	27,095
Soybean 2024	449,847	Purchased	(634)	127.86	127.95	159.94	(159)	191.93	(317)
Soybean 2024	(145,915)	Sold	4,449	143.80	145.71	182.14	1,112	218.57	2,225
Corn 2024	54,433	Purchased	(9,499)	55.35	43.11	53.89	(2,375)	64.67	(4,750)
Corn 2024	(6,500)	Sold	(170)	47.44	49.28	61.60	(43)	73.92	(85)
Net exposure on grain contracts	351,662	Net purchased	(92,206)				(23,053)		(46,103)

Soybean 2024	(319,271)	Sold on derivatives	(2,761)		13.25	16,56	(690)	19,86	(1,377)
Corn 2024	(55,645)	Sold on derivatives	11,598		60.24	75,30	2,900	90,36	5,799
Net exposure on derivatives	(374,917)	Net sold	8,837				2,210		4,422

Net exposure	(23,255)		(83,369)				(20,843)		(41,681)
(i)	The mismatch on current fair value of Commodity forward contracts for Corn 2023 is related to derivatives contracts that were settled in advance for cash management purposes resulting in an income of R$ 80,990 recognized as finance income.

32

Notes to the consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)
(h)	Derivative financial investments

The Group is exposed to market risks mainly related to fluctuations in exchange rates and commodity prices. The Group maintains operations with financial instruments of protection to mitigate exposure to these risks. The Group has been implementing and improving the internal controls to identify and measure the effects of transactions with trading companies and with financial institutions, so that such transactions are captured, recognized and disclosed in the consolidated financial statements. The Group does not carry out investments of a nature speculative in derivatives or any other risk assets. Trading derivatives are classified as current assets or liabilities.

33

Notes to the consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)
	June 30, 2023	June 30, 2022

Options (put/call of commodities)	(513)	(5,662)
Forwards (R$/US$) (i)	8,837	(224)
Swap (R$/US$)	(11,922)	6,442

Derivative financial instruments, net	(3,598)	556

(i) See note 8 (g) that describe the exposure to commodity prices and volume.

9.	Inventories

Accounting policy

Inventories are valued at the lower of cost and net realizable value. The costs of individual items of inventory are determined using weighted average costs less any losses, when applicable.

Net realizable value is the estimated selling price in the ordinary course of business, less estimated costs of completion (when applicable) and the estimated costs necessary to make the sale.

An inventory loss is recognized for inventories that are close to their expiration date and there is no expectation that they will be sold.

	2023	2022

Goods for resale	1,885,941	1,759,227
(-) Allowance for inventory losses	(17,737)	(10,186)

Total	1,868,204	1,749,041

10.	Taxes recoverable

	2023	2022

State VAT (“ICMS”) (i)	78,805	63,671
Brazilian federal contributions (ii)	239,815	59,975
Colombian federal contributions	21,284	21,016

Total	339,904	144,662

Current	57,001	93,725
Non-current	282,903	50,937
(ii)	Refers to the Brazilian value-added tax on sales and services. The Group’s ICMS relates mainly to the purchase of inputs and the Group has the benefit of a reduced ICMS tax rate.

(iii)	Includes: a) credits arising from the Brazilian government’s taxes charged for the social integration program (PIS) and the social security program (COFINS), and Brazilian corporate income tax and social contributions. These credits, which are recognized as current assets, will be used by the Group to offset other Federal taxes; b) withholding and overpaid taxes which can be used to settle overdue or future payable federal taxes; c) withholding income tax on cash equivalents which can be used to offset taxes owed at the end of the calendar year, in case of taxable profit, or are carried forward in case of tax loss; and

34

Notes to the consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)

Income tax Benefits arising from ICMS deduction

During 2022/2023 the Group obtained the benefit of deducting the ICMS benefit explained in item (i) in the income tax calculation. This was applied for the current year tax calculation and for the prior years and generated an income tax credit recorded in the year ended June 30, 2023 in the amount of R$244,717, recorded under “Brazilian federal contributions”.

In accordance with Article 30 of Law No. 12,973/2014, the amount of ICMS benefits must be allocated to the fiscal incentive reserve category when there is sufficient profit in each subsidiary. Additionally, under the same law, these tax benefits must be included in the calculation base for Corporate Income Tax (IRPJ) and Social Contribution on Net Profits (CSLL) when dividends are distributed or capital is refunded to the shareholders of the subsidiaries.

As of June 30, 2023, the amount of fiscal incentive reserve in the subsidiaries is R$358,834 and the balance of the fiscal benefit not yet allocated due to insufficient profits for this allocation stands at R$680,396. The Group has no intention to make our subsidiaries to distribute the incentive amounts to the parent. In the event of dividend distribution taxation will apply, as per the provisions of tax laws.

11.	Commodity forward contracts – Barter transactions

For certain contracts with customers, the Group carries out term sales of agricultural inputs (e.g., fertilizers, crop chemicals, seeds) in exchange for future delivery of grains, mainly soybeans and corn, at the time of their harvest (“Barter transactions").

A contract (grain purchase agreement) is signed between the Group and the customer, pursuant to which Lavoro and the customer agree on an amount of commodity, to be delivered at harvesting, which is equivalent to the total sales price based on the future commodity price on the date in which the contract with the customer is entered into. The customers’ main obligation under this contract is to deliver the agreed upon volume of commodities as payment at a future date.

Contemporaneously, the Group enters into a future grain sale agreement with a commodity trading company, pursuant to which the Group is committed to deliver the commodity to be received by the customer under the inputs sales transaction. The Group strategy is to sign this agreement for the same quantity and the same terms of the contract between the Group and its customer. While this physical sale of the grains is not concluded with trading companies, the Group may enter into a derivative contract on commodity and futures exchanges such as CBOT, ICE, or B3, in an equivalent term associated with the physical grain purchases. This aims to mitigate exposure to price fluctuations. Consequently, the Group maintains these derivative contracts to naturally hedge against market volatility. As soon as the physical sale of the grains is concluded, the derivative contracts are promptly liquidated to realize the hedging gains or losses.

35

Notes to the consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)

In the event the customer fails to deliver the committed commodity amount upon harvesting, for example due to a significant increase in the commodity price the Group is required to:

• purchase the commodity in the spot market and deliver it to the commodity trading company; or

• pay compensation to the commodity trading company in an amount equal to the difference between the commodity price between the time of delivery and the time of closing of the agreement (“washout risk”).

The Group is entitled to charge its customers for any losses arising from the settlement of its obligations above with the commodity trading companies.

Even though these agreements are settled physically (grains purchase and sale), under IFRS 9, the Group designates, at initial recognition, such forward contracts as measured at fair value through profit and losses (FVTPL).

The fair value of the commodity forward contracts, entered into with the customer and the commodity trading company is estimated based on information available in the market and specific valuation methodologies, and discounted to present value, considering the contractual terms and the current market prices for such commodities. Such contracts are disclosed on a gross basis in the statement of financial position.

Critical accounting estimates and judgments

Fair value of commodity forward contracts is estimated on a regional basis, and they are based on the commodity prices available at exchange future markets, over the counter premium data quoted by market players and the expected freight costs estimated by the Group considering historical inland freight data.

As of June 30, fair value of commodity forward contracts is as follows:

	2023	2022

Fair value of commodity forward contracts:
Assets
Purchase contracts	53,695	16,054
Sale contracts	61,166	16,746

	114,861	32,800
Liabilities
Purchase contracts	(206,881)	(14,995)
Sale contracts	(186)	(12,043)

	(207,067)	(27,038)

36

Notes to the consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)

The changes in fair value recognized in the statements of profit or loss are in note 30.

The main assumptions used in the fair value calculation are as follows:

	Outstanding Volume (tons)	Average of contract prices R$/Bag	Average Market Prices (Corn R$/bag (ii); Soybean US$/bu(i))	Soybean market premium (US$/bu)	Freight (R$/ton)
Purchase Contracts
Soybean
As of June 30, 2022	81,379	147.65	14.52	0.4	358.55
As of June 30, 2023	449,847	127.95	13.16	(0.3)	293.65
Corn
As of June 30, 2022	181,475	67.47	86.95	N/A	381.00
As of June 30, 2023	303,432	65.25	56.04	N/A	282.23

Selling Contracts
Soybean
As of June 30, 2022	70,191	147.46	14.56	0.5	367.46
As of June 30, 2023	145,915	145.71	13.16	0.0	0.0
Corn
As of June 30, 2022	114,063	67.45	87.06	N/A	451.83
As of June 30, 2023	255,499	48.36	56.04	N/A	284.59
(i)	Market price published by Chicago Board of Trade which is a futures and options exchange in United States.

(ii)	Market price published by B3 – Brasil, Bolsa, Balcão which is a futures, options and stock exchange in Brazil.

12.	Advances to suppliers

Advances to suppliers arise from the “Cash purchases” modality, in which the Group advances payments to suppliers of agricultural inputs at the beginning of a harvest and before the actual physical delivery of the products. These advances are short-term and are part of the strategy of formation of margins and guarantee of quality and product supply.

13.	Right-of-use assets and lease liabilities

Accounting policy

The Group leases commercial buildings for its administrative functions, retail stores, equipment, and vehicles. In general, lease agreements have a term of three years to eight years, but they may include extension options.

Lease terms are individually negotiated and contain differentiated terms and conditions. The lease contracts do not contain restrictive clauses, but the leased assets cannot be used as collateral for loans.

37

Notes to the consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)

Right of use assets:

The Group recognizes right-of-use assets at the commencement date of the lease. Right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses, and adjusted for any remeasurement of ease liabilities. The cost of right-of-use assets includes the amount of lease liabilities recognized, initial direct costs incurred, and lease payments made at or before the commencement date less any lease incentives received. Right-of-use assets are depreciated on a straight-line basis over the shorter of the lease term and the estimated useful lives of the assets, as follows:

Vehicles	3.4 years
Buildings	4.9 years
Machines and equipment	3 years

Lease liabilities:

At the commencement date of the lease, the Group recognizes lease liabilities measured at the present value of lease payments to be made over the lease term. The lease payments include:

●	fixed payments (including fixed payments in essence, less any incentives from

●	amounts expected to be paid by the lessee in accordance with residual value guarantees;

●	payments of fines for lease termination if the lease term reflects the lessee exercising the option to terminate the lease.

Lease payments are discounted using the lessee's incremental borrowing rate, which is the rate a lessee would have to pay on a loan to obtain the funds necessary to acquire an asset of similar value in a similar economic environment with equivalent terms and conditions.

In determining the incremental borrowing rate, the Group:

●	whenever possible, uses as a starting point rates from recent financing contracts third-party financing, adjusted to reflect changes in financing conditions since such third-party financing was received;

●	uses a progressive approach that starts from a risk-free interest rate adjusted for credit risk

●	uses a progressive approach that takes a risk-free interest rate adjusted for credit risk for leases held by the Group with no recent third-party financing; and

●	makes specific adjustments to the rate, such as to term, country, currency and collateral.

Lease payments are allocated between principal and finance expense. Finance expense is recognized in the statement of profit or loss over the lease term to produce a constant periodic rate of interest on the remaining balance of the liability for each year.

38

Notes to the consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)

Payments associated with short-term leases of equipment and vehicles and all and leases of low-value assets are recognized as incurred as an expense in income statement. Short-term leases are those with a term of 12 months or less. Low-value assets include IT equipment, small items of office furniture and other contracts of small value.

As of June 30, 2023 and 2022, the Group had no lease agreements with variable lease payments.

39

Notes to the consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)
(a)	Right-of-use assets

	Vehicles	Buildings	Machinery and equipment	Total

Cost	74,604	124,594	46,110	245,308
Accumulated depreciation	(28,756)	(60,564)	(15,809)	(105,129)

Balance at June 30, 2022	45,848	64,030	30,301	140,179

Cost	120,052	141,915	73,236	335,203
Accumulated depreciation	(54,560)	(77,732)	(29,232)	(161,524)

Balance at June 30, 2023	65,492	64,183	44,004	173,679

5% of the accumulated cost of right-of-use assets as of June 30, 2023 come from business acquisitions occurred during the year ended June 30, 2023.

Right-of-use assets amortization expense for the year ended June 30, 2023 was R$ 56,236 (R$50,171 for the year ended June 30, 2022)

(b)	Lease liabilities

	2023	2022

Vehicles	68,420	49,588
Buildings	85,839	80,768
Machinery and equipment	30,160	24,897

Total	184,419	155,253

Current	85,865	69,226
Non-current	98,554	86,027

Total interest on lease liabilities incurred for the year ended June 30, 2023 was R$16,977 (R$13,217 for the year ended June 30, 2022).

40

Notes to the consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)
14.	Property, plant and equipment

Accounting policy

Items of property, plant and equipment are measured at historical cost of acquisition or construction, less accumulated depreciation. When significant parts of an item of property, plant and equipment have different useful lives, they are recorded as separate items (major components) of property, plant and equipment. Any gains and losses on the disposal of an item of property, plant and equipment are recognized in the statement of profit or loss. Subsequent costs are capitalized only when it is probable that future economic benefits associated with the expenditure will be earned by the Group.

Depreciation is calculated and its residual values estimated, using the straight-line method based on the estimated useful lives of the items. Depreciation is recognized in the statement of profit or loss. Land is not depreciated. The estimated useful lives of property, plant and equipment are as follows:

Vehicles	5 years
Building and Improvements	25 years
Machines, equipment and facilities	10 years
Furnitures and fixtures	10 years
Computer equipments	5 years

The Group uses an estimated useful life of the assets to depreciate property, plant and equipment. At the end of each fiscal year, this estimate is reviewed and, if necessary, adjusted prospectively.

An asset's carrying amount is written down immediately to its recoverable amount when the asset's carrying amount is higher than its estimated recoverable value.

Gains and losses on disposals are determined by comparing the proceeds from the sale with the carrying amount and are recognized under "Other (expenses) income, net" in the statement of profit or loss.

41

Notes to the consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)
(a)	Property, plant and equipment balance is as follows:

	Vehicles	Lands, buildings and improvements	Machines, equipment and facilities	Furniture and fixtures	Computer equipment	Total

Cost	36,316	99,541	53,699	11,892	4,372	205,820
Accumulated depreciation	(26,208)	(7,968)	(18,581)	(5,031)	(1,827)	(59,615)

Balance at June 30, 2022	10,108	91,573	35,118	6,861	2,545	146,205

Cost	40,851	142,561	75,134	15,610	10,015	284,171
Accumulated depreciation	(31,349)	(14,698)	(26,817)	(7,198)	(7,521)	(87,583)

Balance at June 30, 2023	9,502	127,863	48,317	8,412	2,494	196,588

Depreciation expense of property, plant and equipment for the year ended June 30, 2023 was R$16,408 (R$9,697 for the year ended June 30, 2022).

42

Notes to the consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)
15.	Intangible assets

Accounting policy

Intangible assets are recorded at acquisition cost or at the fair value of intangible assets acquired in a business combination and, for finite useful life intangibles, less accumulated amortization calculated using the straight-line method. These intangible assets have useful lives defined based on the useful economic life.

The goodwill arising on a business combination is initially measured as the excess of the consideration transferred over the fair value of the net assets acquired (net identifiable assets acquired and liabilities assumed). Subsequent to initial recognition, goodwill is measured at cost, less any accumulated impairment losses, as described in Note 16.

The useful lives and methods of amortization of intangibles are reviewed at each balance sheet date and adjusted prospectively, if appropriate.

The estimated useful lives of intangible assets for the years ended June 30, 2023 and 2022 are as follows:

Customer relationship	9 years
Purchase contacts	4 years
Software and other	5 years

An intangible asset is derecognized upon disposal or when no future economic benefits are expected, and any gain or loss is recognized in the statement of profit or loss when the asset is derecognized.

The impairment policy for intangibles is described in note 16.

43

Notes to the consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)
(b)	Intangible assets balance is as follows:

	Goodwill	Customer relationship	Purchase contracts and brands	Software and other	Total
Cost:
At June 30, 2020	259,526	138,179	204	4,599	402,508

Additions	-	-	-	32,015	32,015
Business combinations	137,190	118,046	14,827	1,966	272,029

At June 30, 2021	396,716	256,225	15,031	38,580	706,552

Additions	-	-	-	17,793	17,793
Business combinations (i)	71,348	45,922	8,764	-	126,034
Translation adjustment	(1,559)	(670)	(1,949)	-	(4,178)
Other (ii)	(14,531)	-	-	-	(14,531)

At June 30, 2022	451,974	301,477	21,846	56,373	831,670

Additions	-	-	-	5,025	5,025
Business combinations (i)	98,890	50,600	1,207	-	150,698
Other (iii)	(3,201)	-	-	-	(3,201)
Translation adjustment	(998)	(666)	(48)	(10)	(1,722)

At June 30, 2023	546,665	351,412	23,005	61,388	982,470

Amortization:
At June 30, 2020	-	19,344	4	676	20,024

Amortization for the year	-	26,416	1,081	2,221	29,718

At June 30, 2021		45,760	1,085	2,897	49,742

Amortization for the year	-	43,742	5,844	8,021	57,607

At June 30, 2022	-	89,502	6,929	10,918	107,349

Amortization for the year	-	50,263	8,983	8,682	67,928

At June 30, 2023	-	139,765	15,912	19,600	175,277

At June 30, 2022	451,974	211,975	14,917	45,455	724,321
At June 30, 2023	546,665	211,646	7,093	41,788	807,192

(i) Balances arising from business combinations (Note 21).

(ii) Balances arising from the adjustment in the purchase price from acquisition of Desempar and Cultivar, which occurred in the year ended June 30, 2021. The consideration for each acquisition was subject to post-closing price adjustments, based on the working capital variations of the purchased company.

(iii) Balance arising from the adjustment in the purchase price from acquisition of Agrozap, which occurred in the year ended June 30, 2022. The consideration for the acquisition was subject to post-closing price adjustment, based on the working capital variations of the purchased company.

44

Notes to the consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)
16.	Impairment testing of non-financial assets

Accounting policy

The carrying amount of the Group’s non-financial assets are reviewed at each reporting date to assess whether there is an indication of impairment. This indication may be due to internal factors arising from the operational efficiency of the assets or external factors due to the macroeconomic scenario and the behavior of the commodity prices and the U.S. dollar. If there is such indication, the recoverable amount of the asset is estimated. The recoverable amount of an asset is defined as the higher of the fair value of the asset and the value in use of its CGU, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets.

When the carrying amount of an asset or CGU exceeds its recoverable amount, the asset is considered impaired and a provision for impairment is recognized to adjust the carrying amount to its recoverable amount. In assessing value in use, the estimated future cash flow is discounted to present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

Impairment losses are recognized in the statement of profit or loss in expense categories consistent with the function of the impaired asset, when applicable. A previously recognized impairment loss is reversed only if there has been a change in the assumptions used to determine the asset’s recoverable amount since the last impairment loss was recognized, except in the case of goodwill that cannot be reversed in future periods.

The Group assessed its business segments by grouping the assets of each region into independent cash-generating units (“CGUs”), which represent the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets.

Critical accounting estimates and judgments

The Group determines its cash flows based on the budgets approved by its management, which use the following assumptions: (i) revenue growth rate (ii) margins applied to the cost of sale of its products; and (iii) discount rates that reflect specific risks of each CGU. These assumptions are subject to risks and uncertainties. Therefore, it is possible that changes in circumstances may alter these projections, which may affect the recoverable amount of the assets.

Business segments are composed by certain CGUs as follows:

Segment	Identified CGUs
LATAM Cluster	Colombia CGU
Brazil Cluster	North CGU, East CGU, South CGU
Crop Care Cluster	Biological products and special fertilizers CGU

45

Notes to the consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)

Goodwill arising from business combinations are allocated to the CGUs that benefited from the acquisition and are tested for impairment at that level.

The Group consistently monitors whether new CGUs are identified, and whether they are justifiable.

The main assumptions used in the impairment test are as follows:

Cash-generating unit	Revenue growth rate	Operating margin average	Pre Tax discount rate	Recoverable amount
Colombia CGU	15.2%	16.0%	12.0%	854,088
North CGU	11.5%	15.1%	13.2%	1,034,123
East CGU	13.4%	11.6%	13.2%	2,053,650
South CGU	15.6%	21.9%	13.2%	2,212,679
Biological products and special fertilizers CGU	21.2%	24.7%	13.2%	1,643,008

As a result of this analysis, the Group did not record any impairment loss. As the value in use of these assets is significantly higher than their carrying amount, there was no reasonably possible change in a key assumption that would trigger any impairment recognition.

17.	Trade payables

Accounting policy

Trade payables related to the purchase of goods for resale of agricultural inputs are financial liabilities (see Note 7) initially recognized at fair value and subsequently stated at amortized cost using the effective interest rate method.

(a)	Trade payables

	2023	2022

Trade payables – Brazil	2,268,420	1,990,089
Trade payables – Colombia	309,828	311,611

Total	2,578,248	2,301,700

Current	2,575,701	2,301,700
Non-current	2,547	-

46

Notes to the consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)

The average effective interest rate used to discount trade payables for the year ended June 30, 2023 was 1.58% per month (1.18% as of June 30, 2022).

(b)	Guarantees

The Group acquires guarantees with financial institutions in connection with installment purchases of agricultural inputs from certain suppliers. These guarantees are represented by short-term bank guarantees and endorsement to the supplier of CPRs obtained from customers in the sale process. The amount of these guarantees as of June 30, 2023 was R$920,870 (R$506,750 as of June 30, 2022).

(c)	Trades payable — Supplier finance

During the year ended June, 30, 2023, the Group signed agreements with financial institutions to negotiate with suppliers to extend the payment terms and discounting of trade receivable from its suppliers, with interest rates ranging from 1 and 1.5 per month. When trade payable is included in this transaction, such amount is transferred from “Trade Payables” to “Trades payable — Supplier finance”. The Group did not sign supplier finance agreements for the year ended June 30, 2022.

18.	Borrowings

Accounting policy

Borrowings are financial liabilities initially recognized at fair value, net of transaction costs incurred in the transaction and are subsequently stated at amortized cost.

Any difference between the borrowed amounts (net of transaction costs) and total payments is recognized in the statement of profit or loss over the year during which the borrowings are outstanding using the effective interest rate method.

	2023	2022

Borrowing in Colombia	71,562	39,755
Borrowings in Brazil	893,913	670,797

Total borrowings	965,475	710,552

The Group’s borrowings are contracted for the purpose of strengthening the working capital and have repayment terms scheduled in conjunction with the operating cycles of each harvest.

47

Notes to the consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)
(a)	Debt composition

	Average interest rate 2023 (i)	2023	Average interest rate 2022(i)	2022
Debt contracts in Brazil in:
R$, indexed to CDI (ii) (iv)	16.62%	725,563	14,45%	525,099
R$, with fixed interest (iv)	8.76%	8,590	-	-
U.S. Dollars, with fixed interest (iv)	4.03%	159,760	3,16%	145,698
Debt contracts in Colombia in:
COP, indexed to IBR (iii) / (iv)	15.43%	69,862	14,26%	39,755
COP, with fixed interest (iv)	15.72%	1,700	-	-

Total		965,475		710,552

Current		922,636		681,217
Non-current		42,839		29,335
(i)	In order to determine the average interest rate for debt contracts with floating rates, the Group used the rates prevailing during the years.

(ii)	Brazilian reais denominated debt that bears interest at the CDI Rate (see Note 8 for a definition of those indexes), plus spread.

(iii)	Colombian peso-denominated debt that bears interest at the IBR rate (see Note 8 for a definition of those indexes), plus spread.

(iv)	The borrowings are guaranteed by R$822 of transferred credit rights (see note 6).

(b)	Movement in borrowings

At June 30, 2020	168,571

Proceeds from borrowings	466,280
Repayment of principal amount	(472,909)
Accrued interest	33,971
Borrowings from acquired companies	76,915
Interest payment	(30,424)

At June 30, 2021	242,404

Proceeds from borrowings	615,984
Repayment of principal amount	(299,613)
Accrued interest	74,081
Borrowings from acquired companies	85,097
Interest payment	(7,401)

At June 30, 2022	710,552

Proceeds from borrowings	1,449,445
Repayment of principal amount	(1,456,017)
Accrued interest	319,557
Borrowings from acquired companies	25,756
Exchange rate translation	11,921
Interest payment	(95,739)

At June 30, 2023	965,475

48

Notes to the consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)
(c)	Schedule of maturity of noncurrent portion of borrowings

The installments are distributed by maturity year:

	2023	2022
2023	-	4,509
2024	726	23,842
2025	15,452	929
2026	1,376	55
2027	25,285	-

Total	42,839	29,335

(d)	Covenants

The Group has no financial covenants as of June 30, 2023.

19.	Obligations to FIAGRO quota holders

On July 22, 2022, the Group entered into an agreement to transfer receivables in the aggregate amount of R$160,000 to FIAGRO, a structured entity, as defined by IFRS 10, established under Brazilian law designed specifically for investing in agribusiness credit rights receivables. The acquisition of such receivables by the FIAGRO investment fund enables the Group to anticipate the receipt of funds from such receivables.

The Group holds all subordinated quotas issued by the FIAGRO, representing approximately 5% of the total outstanding quotas in an aggregate amount of R$8,100 while other parties hold all senior and mezzanine quotas, representing approximately 95% of the total outstanding quotas, which includes certain of Patria’s related parties that acquired the mezzanine quotas of FIAGRO in an aggregate amount of R$56,000. Under the terms of the FIAGRO, we are not liable in case there is a default on the credit rights acquired by the fund, but any such default may adversely affect our stake in FIAGRO quotas. Our agreement to assign certain credit rights to FIAGRO will expire when all assigned receivables have been liquidated.

The bylaws of the FIAGRO were established by the Group at their inception, and grant the Group significant decision-making authority over these entities, such as the right to determine which credits rights are eligible to be acquired by the FIAGRO.

49

Notes to the consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)

In addition, senior and mezzanine quota holders receive interest at a benchmark rate of return ranging from the CDI rate + 2.45% per year up to the CDI rate + 8.0% per year. Residual returns from the FIAGRO fund, if any, are paid on the subordinated quotas, which do not bear interest and are not otherwise entitled to any pre-established rate of return. Senior and mezzanine quotas amortize annually over a three-year period after an initial 24-month grace period, whereas subordinated quotas amortize at the end of the fifth annual period.

In accordance with IFRS 10, we concluded we control FIAGRO and, therefore, it is consolidated in our financial statements. The senior and mezzanine quotas are accounted for as a financial liability under “Obligations to FIAGRO quota holders” and the remuneration paid to senior and mezzanine quota holders is recorded as interest expense.

20.	Payables for the acquisition of subsidiaries

The purchase agreements for acquisition of subsidiaries include payments to the seller in the event of successful collection, after the acquisition date of outstanding receivables and certain tax credits subject to administrative proceedings. See Note 21.

Consideration paid during the year ended June 30, 2023, net of cash acquired, was R$157,442 which includes installment payments for acquisitions completed in previous years in the amount of R$101,889 (R$198,305 on June 30, 2022, which includes payments for acquisitions made in previous years in the amount of R$125,439 and R$280,374 on June 30, 2021 which includes acquisitions made in previous years in amount of R$81,396). All these payments are included in the “Acquisition of subsidiary, net of cash acquired” in the cash flows.

21.	Acquisition of subsidiaries

Accounting policy

The acquisition method is used to account for each business combination carried out by the Group, which consists of the following:

• Determining the acquisition date;

• Determining the acquirer and the acquiree;

• Determining the consideration transferred for the acquisition of control;

• Determining the fair value of separately identifiable assets and liabilities; and

• Determining the residual goodwill or gain on bargain purchase.

The acquisition date is typically the date on which the Group assumes the control of the business.

Consideration transferred is measured at the acquisition date at the fair value of the assets transferred, including cash, the liabilities incurred, and the equity instruments issued by the Group at the acquisition date.

For each business combination, the Group measures the non-controlling interests in the acquiree based on its share of the subsidiary’s identifiable net assets. Acquisition-related costs are expensed as incurred.

50

Notes to the consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)

When the Group acquires a business, it assesses the fair value of the assets and liabilities assumed in order to allocate them according to the contractual terms, economic circumstances and pertinent conditions at the acquisition date.

Any contingent consideration to be transferred by the acquirer is recognized at the acquisition date fair value. Subsequent changes in the fair value of the contingent consideration, considered an asset or a liability, shall be recognized in accordance with IFRS 9 Financial Instruments, in the statement of profit or loss.

Goodwill or a gain on bargain purchase is the difference between the fair value of the assets acquired and liabilities assumed, and the consideration transferred. When the consideration transferred is higher than the fair value of the net assets acquired goodwill is recognized for the difference, and it is subsequently tested for impairment. When the consideration transferred is lower that the fair value of net assets acquired, a gain on bargain purchase is recognized in the statement of profit or loss.

Intangible assets recognized within the scope of a business combination are accounted for in accordance with the accounting policy described in Note 15.

Critical accounting estimates and judgments

Accounting for business combination requires the Group to exercise critical judgment in determining the fair value of the assets and liabilities of the businesses being acquired. Accordingly, the Group makes certain assumptions about future conditions that are uncertain, including future commodity prices, interest rates, inflation and weather conditions.

Changes in some of these assumptions may impact the Group’s business and expected results may differ materially from the estimated amounts at the acquisition date.

The Group entered into several agreements to acquire groups of companies to expand its business into new markets or territories, add additional facilities, bolster its competitive edge, or acquire and access new technologies and skillsets.

51

Notes to the consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)
(a)	Acquisitions in the year ended June 30, 2023

The fair value of the identifiable assets and liabilities, consideration transferred and goodwill as of the date of each acquisition was:

	Fair value as of the acquisition date
Assets	Floema (e)	Casa Trevo (f)	Provecampo (g)	Sollo Sul and Dissul (h)	Cromo (i)	Total

Cash equivalents	24,167	12,306	10,479	16,307	8,735	71,994
Trade receivables	19,892	32,106	7,499	132,467	11,907	203,871
Inventories	52,133	61,734	11,320	84,226	5,311	214,724
Other assets	11,739	4,750	23	46,663	664	63,839
Property, plant and equipment	1,152	867	983	2,372	3,151	8,525
Intangible assets	14,879	1,676	12,117	2,083	2,722	33,477

	123,962	113,439	42,421	284,118	32,490	596,430

Liabilities
Trade payables	88,902	48,070	10,980	80,811	1,200	229,963
Borrowings	-	-	-	25,756	-	25,756
Provision for contingencies	-	10,245	-	-	-	10,245
Other liabilities	1,543	13,659	6,910	87,921	4,056	114,089

	90,445	71,974	17,890	194,488	5,256	380,053

Total identifiable net assets at fair value	33,517	41,465	24,531	89,630	27,233	216,376
Non-controlling interests (1)		(6,220)	-	-	(8,169)	(14,389)
Goodwill arising on acquisition	25,796	9,625	2,010	57,719	5,331	100,481
Consideration transferred	59,313	44,870	26,541	147,349	24,395	302,468

Cash paid	25,294	23,619	17,682	52,832	8,120	127,547
Shares issued (1)	12,296	-	-	-	-	12,296
Payable in installments	21,723	21,251	8,859	94,517	16,275	162,625

(1) The total of non-controlling interests and shares issued represents the acquisition of subsidiaries presented in the statement of changes in equity.

52

Notes to the consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)
(b)	Acquisitions in the year ended June 30, 2022

The fair value of the identifiable assets and liabilities, consideration transferred and goodwill as of the date of each acquisition was:

	Fair value as of the acquisition date
Assets	Produtiva (j)	Cenagro (k)	Cenagral (l)	Union Agro (m)	Agrozap (n)	Nova Geração (o)	Total
Cash and cash equivalents	53,699	2,142	1,064	66,256	9,028	1,617	133,806
Trade receivables	27,610	11,792	7,492	117,882	98,201	47,978	310,955
Inventories	46,261	22,670	5,833	42,435	85,683	9,631	212,513
Other assets	8,472	12,225	1,023	4,524	22,204	2,893	51,341
Property, plant and equipment	1,223	1,266	363	26,659	2,642	585	32,738
Intangible assets	26,074	2,602	7,437	8,293	6,015	4,265	54,686
	163,339	52,697	23,212	266,049	223,773	66,969	796,039

Liabilities
Trade payables	77,063	17,008	2,097	24,750	136,086	37,532	294,536
Borrowings	-	3,045	-	25,157	50,701	6,194	85,097
Provision for contingencies	-	-	-	11,362	-		11,362
Other liabilities	8,898	18,410	5,750	9,923	25,029	743	68,753
	85,961	38,463	7,847	71,192	211,816	44,469	459,748

Total identifiable net assets at fair value	77,378	14,234	15,365	194,857	11,957	22,500	336,291
Non-controlling interests (1)	-	(2,847)	(3,073)	(52,611)	(4,215)	-	(62,746)
Goodwill arising on acquisition	9,491	11,468	9,003	-	33,218	8,168	71,348
Gain on bargain purchase	-	-	-	(18,295)	-		(18,295)
Consideration transferred	86,869	22,855	21,295	123,951	40,960	30,668	326,598

Cash paid	36,385	16,724	15,376	103,800	18,813	15,574	206,672
Shares issued (1)	22,500	-	-	-	-	7,807	30,307
Payable in installments	27,984	6,131	5,919	20,151	22,147	7,287	89,619

(1) The total of non-controlling interests and shares issued represents the acquisition of subsidiaries presented in the statement of changes in net investment.

53

Notes to the consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)
(c)	Acquisitions in the year ended June 30, 2021

The fair value of the identifiable assets and liabilities, consideration transferred and goodwill as of the date of each acquisition were:

	Fair value as of the acquisition date in 2021
Assets	Integra (p)	Quali Ciclo (q)	América (r)	Culti Var (s)	Desem Par (t)	Agrobi Ológica (u)	Total
Cash and cash equivalents	19,905	42,259	7,576	44,223	59,428	2,064	175,455
Trade receivables	21,543	81,377	76,123	231,784	251,002	30,154	691,983
Inventories	30,774	110,946	58,188	68,471	178,697	2,789	449,865
Other assets	5,489	31,940	3,840	11,505	34,119	69	86,962
Property, plant and equipment	832	9,914	603	2,770	7,652	4,083	25,854
Intangible assets	8,398	16,648	40,816	8,375	55,579	11,446	141,262
	86,941	293,084	187,146	367,128	586,477	50,605	1,571,381

Liabilities
Trade payables	47,082	205,861	114,474	217,486	348,213	1,256	934,372
Borrowings	48	5,518	-	50,870	17,231	3,248	76,915
Other liabilities	6,287	4,873	18,871	16,795	45,966	102	92,894
	53,417	216,252	133,345	285,151	411,410	4,606	1,104,181

Total identifiable net assets at fair value	33,524	76,832	53,801	81,977	175,067	45,999	467,200
Non-controlling interests (1)	-	(22,458)	-	(13,706)	-	-	(36,164)
Goodwill arising on acquisition	22,259	19,231	7,841	6,467	72,933	7,004	135,735
Consideration transferred	55,783	73,605	61,642	74,738	248,000	53,003	566,771

Cash paid	27,723	34,021	42,505	54,184	188,000	28,000	374,433
Shares issued (1)	12,848	-	-	-	-	18,006	30,854
Payable in installments	15,212	39,584	19,137	20,554	60,000	6,997	161,484

(1) The total of non-controlling interests and shares issued represents the acquisition of subsidiaries presented in the statement of changes in net investment.

54

Notes to the consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)
(d)	Fair value of assets acquired

The Group estimated the fair value of significant assets acquired using the following valuation methods:

Item	2023	2022	2021	Nature	Valuation method
Customer relationship	33,477	45,922	119,466	A loyal relationship between the acquirees and its customers, which translates into recurring purchases of products and services	Multi Period Excess Earnings Method (MPEEM)
Inventories	214,724	212,513	449,865	Inventories	Selling price less all expenses related to the distribution of that good
Purchase Contracts	-	-	8,598	Favorable purchase contract with suppliers	Multi Period Excess Earnings Method (MPEEM)
Brand	-	8,764	5,930	Private label products (Produtiva, Union and Cenagral)	Relief from Royalty method

	252,883	267,199	583,859

There were no differences between accounting basis and tax basis on fair value adjustments, and therefore no deferred taxes were recorded, except for Provecampo, Cenagro and Cenagral, where the Group recorded a corresponding deferred tax liability of R$5,298 since the Group does not have a viable tax plan that will permit that the accounting basis and tax basis be the same after the acquisition.

(e)	Acquisition of Floema

On March 22, 2022, the Group signed an agreement for the acquisition of Floema Soluções Nutricionais de Cultivos Ltda. (“Floema”), establishing the terms and other conditions for its acquisition.

The fair value of the shares issued to this acquisition was based on an equity transaction with third parties close to the acquisition date.

The acquisition was completed on August 4, 2022 and the Group currently owns a 62.61% interest.

(f)	Acquisition of Casa Trevo Participações S.A.

On May 5, 2022, the Group signed an agreement for the acquisition of Casa Trevo Participações S.A. (“Casa Trevo”), establishing the terms and other conditions for its acquisition.

The acquisition was completed on August 31, 2022 and the Group currently owns a 79.14% interest.

(g)	Acquisition of Provecampo

On June 16, 2022, the Group signed an agreement for the acquisition of Provecampo S.A.S. (“Provecampo”), an entity incorporated in Colombia, establishing the terms and other conditions for its acquisition.

55

Notes to the consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)

The acquisition was completed on July 29, 2022 and the Group currently owns a 94.90% interest.

(h)	Acquisition of Sollo Sul e Dissul

On July 22, 2022, the Group signed an agreement for the acquisition of Sollo Sul Insumos Agrícolas Ltda (“Sollo Sul”) and Dissul Insumos Agrícolas Ltda. ("Dissul"), establishing the terms and other conditions for its acquisition.

The acquisition was completed on November 30, 2022 and the Group currently owns a 93.11% interest.

(i)	Acquisition of Cromo

On January 13, 2023, the Group signed an agreement for the acquisition of Cromo Indústria Química Ltda. (“Cromo”), establishing the terms and other conditions for its acquisition.

The acquisition was completed on May 31, 2023 and the Group currently owns a 70% interest.

(j)	Acquisition of Produtiva

On June 23, 2021, an agreement was signed between Produtec Comércio e Representações S.A. (“Produtec”), a subsidiary of Lavoro Brazil, to acquire Produtiva Agronegócios Comércio e Representações S.A. (“Produtiva”), establishing the terms and other conditions for its acquisition.

The fair value of the shares issued to this acquisition was based on an equity transaction with third parties close to the acquisition date.

The acquisition was completed on September 2, 2021, and the Group currently indirectly owns an 87.40% interest.

Under the terms of the acquisition agreement the Group is committed to repaying the sellers an amount of R$4,733 related to the successful collection of receivables past due as of the acquisition date.

(k)	Acquisition of Cenagro

On July 28, 2021, the Group signed an agreement to acquire Grupo Cenagro SAS (“Cenagro”), an entity incorporated in Colombia, establishing the terms and other conditions for its acquisition.

The acquisition was completed on August 31, 2021 and the Group currently owns an 94.90% interest in Cenagro.

56

Notes to the consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)
(l)	Acquisition of Cenagral

On July 28, 2021, the Group signed an agreement to acquire Cenagral SAS (“Cenagral”), an entity incorporated in Colombia, establishing the terms and other conditions for its acquisition.

The acquisition was completed on August 31, 2021 and the Group currently owns an 94.90% interest in Cenagral.

(m)	Acquisition of Union Agro

On July 26, 2021, the Group signed an agreement to acquire Union Agro S.A. (“Union Agro”), establishing the terms and other conditions for its acquisition.

The acquisition was completed on October 28, 2021 and the Group currently owns a 73% interest.

A gain on bargain purchase in the amount of R$18,295 was recognized on the acquisition date. This gain is recorded under other operating income, net, as discussed in Note 31.

(n)	Acquisition of Agrozap

On August 5, 2021, the Group signed an agreement for the acquisition of Facirolli Comércio e Representações Ltda. (“AgroZap”), establishing the terms and other conditions for its acquisition.

The acquisition was completed on January 7, 2022 and the Group currently owns a 62.61% interest.

Under the terms of the acquisition agreement, the Group is committed to repaying the sellers an amount of R$4,029 related to the successful collection of receivables past due as of the acquisition date.

(o)	Acquisition of Nova Geração

On December 24, 2021, the Group signed an agreement for the acquisition of Nova Geração Comércio de Produtos Agrícolas Ltda. (“Nova Geração”), establishing the terms and other conditions for its acquisition.

The acquisition was completed on April 6, 2022 and the Group currently owns a 66.75% interest.

Total consideration transferred amounted to R$30,668 of which R$10,930 was paid in cash on the closing date of the acquisition, which occurred on April 6, 2022 and R$7,807 was paid in shares. The remaining R$11,931 was paid in cash in April 2023.

(p)	Acquisition of Integra

On June 18, 2020, an agreement was signed between a subsidiary of Lavoro Brazil, Produtec Comércio e Representações S.A. (“Produtec”), and the shareholders of Integra Soluções Agrícolas Ltda. (“Integra”), establishing the terms and other conditions for its acquisition.

57

Notes to the consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)

Consideration transferred to the acquisition was composed of 70.3% to be paid in cash and 29.7% settled in shares issued by Produtec to the selling shareholders, representing 8.4% of its capital. The fair value of these shares was R$12,848 and was based on an equity transaction with third parties close to the acquisition date.

The acquisition was completed on September 1, 2020, and the Group currently indirectly owns 72.42% interest at Integra through Produtec, which directly owns 100% of Integra.

(q)	Acquisition of Qualiciclo

On July 17, 2020, an agreement was signed between the Group and the shareholders of Qualiciclo Agrícola S.A. (“Qualiciclo”), establishing the terms and other conditions for its acquisition.

The acquisition was completed on November 17, 2020. The Group currently owns a 66.75% interest.

Under the terms of the agreement, the Group is committed the repay the sellers amounts related to the successful collection of administrative proceeding on tax credits with the RFB in the amount of R$13,844. The Group recognizes an account payable for the amounts of probable disbursements as of the acquisition date.

(r)	Acquisition of América

On September 11, 2020, an agreement was signed between the Group and the shareholders of América Insumos Agrícolas Ltda. (“América”), establishing the terms and other conditions for its acquisition.

The acquisition was completed on December 30, 2020. The Group currently owns a 100% interest.

(p)	Acquisition of Cultivar

On November 12, 2020, an agreement was signed between Distribuidora Pitangueiras de Produtos Agropecuários S.A, a subsidiary Lavoro Agro, and the current shareholders of Cultivar Agrícola e Comércio, Importação e Exportação Ltda. (“Cultivar”), establishing the terms and other conditions for its acquisition.

Pitangueiras became the parent company of Cultivar, holding 63.47% of its capital on the deal’s closing date, April 1, 2021. The contract guarantees the payment of installment in the event of successful collection of receivables past due at the acquisition date in the amount of R$5,752. The Group recognizes an account payable for the amounts for which there are probable disbursements. The Group currently owns a 93.11% interest.

58

Notes to the consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)
(q)	Acquisition of Desempar

On December 4, 2020, an agreement was signed by the Group for the acquisition of Desempar Participações Ltda. (“Desempar”), establishing the terms and other conditions for its acquisition.

The acquisition was completed on March 31, 2021. The Group currently owns 93.11% interest.

(r)	Acquisition of Agrobiológica

On July 21, 2020, an agreement was signed by Agrobiológica Sustentabilidade S.A. (formerly Maneogene Agrociência S.A.) (“Agrobiológica Sustentabilidade”), a subsidiary Lavoro Brazil, to acquire Agrobiológica Soluções Naturais Ltda. (“Agrobiológica”), establishing the terms and other conditions for its acquisition.

Consideration transferred to the acquisition was composed of 55.2% to be paid in cash and 44.8% settled in shares issued by Agrobiológica Sustentabilidade to the selling shareholders, representing 34.9% of its capital. The fair value of the shares issued was R$18,006 and was based on discounted cash flow methodology.

The acquisition was completed on August 28, 2020. The Group currently indirectly owns 65.13% interest at Agrobiológica through Agrobiológica Sustentabilidade, which directly owns 100% interest at Agrobiológica.

(s)	Pro forma information (unaudited)

The following tables discloses the Group’s revenues and profit or loss for the year assuming all of the acquisitions completed during the year were completed at the beginning of such year:

	2023	2022	2021

Revenues	9,697,932	8,163,196	6,231,988
Profit (loss) for the year	(187,082)	151,235	81,742

(t)	Revenues and results from new subsidiaries

The revenues and profit or loss of the acquisitions from the acquisition date through the end of the fiscal year in which the acquisition was completed and included in the consolidated statement of profit or loss are as follows:

Acquisitions in the year ended June 30, 2023:

	Revenues	Profit (loss)	Period from
Provecampo	37,291	1,656	August 2022
Floema	205,451	12,628	August 2022
Casa Trevo	136,003	20,787	September 2022
Sollo Sul	182,385	(10,064)	December 2022
Cromo	210	(719)	May 2023

Total	561,340	24,288

59

Notes to the consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)

Acquisitions in the year ended June 30, 2022:

	Revenues	Profit	Period from
Produttiva	175,335	14,152	September, 2021
Cenagro	156,722	6,372	September, 2021
Cenagral	26,267	(1,013)	September, 2021
Union Agro	156,000	23,428	November, 2021
Agrozap	132,911	1,632	January, 2022
Nova Geração	7,179	(3,828)	January, 2022

Total	654,414	40,743

Acquisitions in the year ended June 30, 2021:

	Revenues	Profit	Period from
Integra	144,087	(4,773)	September, 2020
Agrobiológica	39,839	17,217	September, 2020
Qualiciclo	210,521	(12,571)	December, 2020
América	74,446	9,304	January, 2021
Cultiva	15,263	(9,185)	April, 2021
Desempar	130,771	(13,409)	April, 2021

Total	614,927	(13,417)

(u)	Signed agreement for future acquisitions

•	Acquisition of NS Agro S.A. (“NS Agro”)

The Group signed an agreement on August 25, 2022, for the acquisition of 82% interest in NS Agro S.A. (“NS Agro”), establishing the terms and other conditions for its acquisition. Consideration to be transferred for the acquisition amounted to R$664,210 to be paid in cash in three installments. The completion of this acquisition is subject to the usual precedent conditions for this type of transaction, including the approval by the regulatory authorities in Brazil, and has not been completed by the Group as of the issuance date of these financial statements.

22.	Accounting considerations related to the SPAC Transaction

On February 28, 2023, Lavoro and TPB Acquisition Corp. consummated a capital reorganization transaction as described in note 1.b.

60

Notes to the consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)

The SPAC Transaction was accounted for as a capital reorganization in accordance with IFRS 2, Share-based Payment. Under this method of accounting, TPB Acquisition Corp. is treated as the “acquired” company for financial reporting purposes and Lavoro as the accounting “acquirer”. The net assets of TPB Acquisition Corp were stated at historical cost, with no goodwill or other intangible assets recorded. The SPAC Transaction, which is not within the scope of IFRS 3, since TPB Acquisition Corp. did not meet the definition of a “business” pursuant to IFRS 3, was accounted for within the scope of IFRS 2 — Share-Based Payments, or IFRS 2. Any excess of fair value of Lavoro’s ordinary shares issued over the fair value of TPB Acquisition Corp identifiable net assets acquired represents compensation for the service of a stock exchange listing for its shares and is expensed as incurred.

Critical accounting estimates and judgments

Accounting of SPAC transaction is considered a critical accounting estimate primarily due to the complex nature of the transaction, including the determination the accounting acquirer and assess it as a corporate reorganization, the calculation of the listing expenses and the determination of the accounting treatment of the financial instruments.

Changes in some of these assumptions could impact the consolidated financial statements.

Accordingly, the Group recorded a listing expense as follows:

As of February 27, 2023
Deemed cost of shares issued to TPB Acquisition Corp shareholders (i)	893,613
Less: Net assets of TPB Acquisition Corp at historical cost	(574,059)
Listing expense	319,554
(i)	The key assumption for the estimated fair value is the opening quoted market price of $9.55 per share as of March 1, 2023 translated considering the foreign exchange rate reported by the Brazilian Central Bank of $1.00 to R$5.21.

Warrants

TPB Acquisition Corp. issued 10,083,606 public and private warrants to certain of its shareholders and its maturity is February 28, 2028. Such public and private warrants were assumed by Lavoro as a result of the SPAC Transaction. The outstanding warrants as of June 30, 2023, is 10,083,592 and aggregate fair value of the private and public warrants is R$36,446, and the warrants are reported in the consolidated statement of financial position as warrant liabilities under non-current liabilities. For the year ended June 30, 2023, the Group recognized a gain of R$3,756 related to changes to the fair value of public warrants and private warrants. The fair value of the warrants was calculated based on the listed market price of such warrants.

Vesting founder shares and unvested founder shares

As part of the SPAC Transaction certain TPB Acquisition Corp.’s shareholders were issued a number of Lavoro ordinary shares tin exchange of TPB Acquisition Corp.’s Class B Ordinary Share that they held prior to the completion of the SPAC Transaction, of which (i) Two-thirds (3,006,050) of such Lavoro ordinary share were deemed to be vesting founder share, and (ii) one-third (1,503,025) of such Lavoro ordinary share were issued to those shareholders.

61

Notes to the consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)

Vesting founder shares will be subject to certain vesting conditions. If at any time during the 3-year period following the close of the SPAC Transaction, for over any 20 trading days within any consecutive 30 trading day period, the closing share price of Lavoro ordinary share is greater than or equal to:

- $12.50, then one-half of the vesting founder shares will vest; and

- $15.00, then an additional one-half of the vesting founder shares will vest.

Lavoro’s ordinary share price targets will be equitably adjusted for stock splits, stock dividends, cash dividends, reorganizations, combinations, recapitalizations and similar transactions affecting Lavoro’s ordinary shares. Any vesting founder shares that will not vest during the 3-year period following the closing of the SPAC Transaction will be forfeited after the 3-year period.

The vesting founder shares are considered equity classified contingent considerations under IFRS 2 and are reported as additional paid-in capital under equity.

In order to determine the fair value of the Vesting Founder Shares as of the closing of the SPAC Transaction, a Monte Carlo simulation was used, where the future stock price was modeled such that it follows a geometric Brownian motion with constant drift and volatility, where volatility was based on quoted prices of comparable companies. A volatility rate of 54.4% and a risk-free rate of 4.51% were used in the model. Value per share was $9.53 and $8.53 for the shares vesting at $12.50 and $15.00, respectively. In order to determine the fair value of the Unvested Founder Shares as of the closing of the SPAC Transaction, the shares were discounted using a Finnerty put model, assuming a risk-free rate of 4.88%, volatility rate of 54.4%, and a restricted term of 3 months (the estimated time to complete a registration statement). Value per share was determined to be $10.08.

Forward share purchase agreements

TPB Acquisition Corp. entered into certain Forward Share Purchase Agreements with certain shareholders of TPB Acquisition Corp., in which TPB Acquisition Corp. agreed to purchase, in the aggregate, up to 2,830,750 of TPB Acquisition Corp.’s Class A Ordinary Shares held by those equity holders, either after 24 months after closing of the SPAC Transaction or after meeting certain criteria as defined in the Forward Share Purchase Agreements. Such Forward Share Purchase Agreements were assumed by Lavoro, whereby Lavoro agreed to purchase the same number of Lavoro’s ordinary shares under the same conditions as defined in those Forward Share Purchase Agreements. Lavoro placed a designated balance of funds into an escrow account at the closing of the SPAC Transaction for the purpose acquiring such shares.

Lavoro’s Ordinary Shares subject to the Forward Share Purchase Agreement are considered financial liabilities and are recorded in the consolidated statement of financial position as Liability for FPA Shares in non-current liabilities at the amounts deposited in the escrow account. The designated balance of funds in the escrow account is reported in the consolidated statement of financial position as restricted cash. The amount of Liability for FPA Shares and the restricted cash was R$139,133 as of June 30, 2023.

62

Notes to the consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)
23.	Income taxes

Accounting policy

a)	Current income tax

Current income tax assets and liabilities are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted at the reporting date in the countries where the Group operates and generates taxable income. Current income tax relating to items recognized directly in equity is recognized in equity and not in the statement of profit or loss.

Management periodically evaluates positions taken in the tax returns with respect to situations in which applicable tax regulations are subject to interpretation and establishes provisions where appropriate.

Income taxes in Brazil and Colombia are paid by each legal entity on a stand alone basis.

b)	Deferred tax

Deferred taxes is provided using the liability method on temporary differences between the carrying amount of assets and liabilities and their tax basis.

Deferred tax liabilities are recognized for all taxable temporary differences, except:

• When the deferred tax liability arises from the initial recognition of goodwill or an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss;

• With respect to taxable temporary differences associated with investments in subsidiaries, associates and interests in joint arrangements, when the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred tax assets are recognized for all deductible temporary differences, the carry forward of unused tax credits and any unused tax losses. Deferred tax assets are recognized to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carry forward of unused tax credits and unused tax losses can be utilized, except:

63

Notes to the consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)

• When the deferred tax asset relating to the deductible temporary difference arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss

• In respect of deductible temporary differences associated with investments in subsidiaries, deferred tax assets are recognized only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilized.

The carrying amount of deferred tax assets is reviewed at each reporting date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilized.

Unrecognized deferred tax assets are re-assessed at each reporting date and are recognized to the extent that it has become probable that future taxable profits will allow the deferred tax asset to be recovered. In assessing the recoverability of deferred tax assets, the Group relies on the same forecast assumptions used elsewhere in the financial statements and in other management reports.

The benefits of uncertain tax positions are recorded only after determining, based on the position of its internal and external legal advisors, a more-likely-than-not probability that the uncertain tax positions will withstand challenge, if any, from taxing authorities.

Deferred tax assets and liabilities are offset where there is a legally enforceable right to offset current tax assets and liabilities and where the deferred tax balances relate to the same taxation authority.

Critical accounting estimates and judgments

Significant judgements, estimates and assumptions are required to determine the amount of deferred tax assets that are recognized based on the likely timing and future taxable profits. Deferred tax assets arising from tax losses carryforward and temporary differences are recognized considering assumptions and projected cashflows. Deferred tax assets may be affected by factors including, but not limited to: (i) internal assumptions on the projected taxable income, which are based on sales planning, operational costs and planned capital costs; (ii) macroeconomic environment; and (iii) trade and tax scenarios.

The Group applies significant judgement in identifying uncertainties over income tax treatments, which could impact the consolidated financial statements. The Group operates in multiple jurisdictions where uncertainties arise in the application of complex tax regulations. The Group and its subsidiaries are subject to reviews of income tax filings and other tax payments, and disputes can arise with the taxing authorities over the interpretation of the applicable laws and regulations.

64

Notes to the consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)
(a)	Reconciliation of income taxes expense

	2023	2022	2021

Profit (loss) before income taxes	(390,937)	140,424	46,207
Statutory rate (i)	34%	34%	34%

Income taxes at statutory rate	132,919	(47,744)	(15,710)

Unrecognized deferred tax asset (ii)	(193,898)	(7,055)	(11,755)
Difference from income taxes calculation based on taxable profit computed as a percentage of gross revenue	10,822	7,080	5,375
Deferred income taxes over goodwill tax recoverable	(3,897)	-	-
Tax benefit (iii)	244,718	15,066	-
Other	(18,407)	(9)	(2,586)

Income tax expense	172,256	(32,662)	(24,676)
Income tax and social contribution effective rate	(44%)	23%	52%

Current income taxes	37,499	(111,409)	(61,676)
Deferred income taxes	134,757	78,747	37,000
(i)	The effective tax rate reconciliation considers the statutory income taxes rates in Brazil, due to the significance of the Brazilian operation when compared to Colombia. The difference to reconcile the effective rate to the Colombian statutory rate (32%) is included in others.

(ii)	The Group did not recognize deferred tax assets on accumulated tax losses from certain subsidiaries in a total amount of unrecognized credits on tax losses of R$187,310 (R$7,055 for June 30, 2022 and R$11,755 for June 30, 2021). The Group assessed that is unlikely that these subsidiaries will generate future taxable income in the foreseeable future.

(iii)	This amount reflects the tax benefit from the deduction of the ICMS tax benefits in the calculation of the income tax (see note 10).

65

Notes to the consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)
(b)	Deferred income taxes balances

	2023	2022

Deferred assets and liabilities:
Amortization of fair value adjustment	66,065	32,787
Tax losses	123,072	49,332
Allowance for expected credit losses	49,026	51,379
Adjustment to present value	14,222	40,639
Provision for management bonuses	22,182	26,738
Allowance for inventory losses	3,841	3,463
Financial effect on derivatives	(1,468)	2,001
Fair value of commodity forward contracts	31,343	(1,959)
Unrealized exchange gains or losses	(7,618)	(1,803)
Unrealized profit in Inventories	(11,121)	-
Gain on bargain purchase	-	(6,221)
Amortized right-of-use assets	6,273	2,617
Deferred tax on goodwill	(2,067)	-
Other provisions	22,981	(5,478)

Deferred income tax assets, net	329,082	200,986
Deferred income tax liabilities, net	(12,351)	(7,491)

Deferred income tax assets, net	316,731	193,495

Deferred income tax and social contribution

At June 30, 2021	114,748

Recognized in the statement of profit or loss	78,747

At June 30, 2022	193,495

Recognized in the statement of profit or loss	128,362
Deferred tax from acquired companies	(5,126)

At June 30, 2023	316,731

The aging analysis of net deferred income tax is as follow:

2023
Up to 1 year	185,123
Over 1 year	131,608

Total	316,731

66

Notes to the consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)
24.	Provisions for contingencies

Provisions are recognized when the Group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation, and the amount can be reliably estimated. Provisions are reviewed and adjusted to reflect management’s best estimate at the reporting dates.

Probable losses

The balance of probable losses from civil, tax and labor contingencies recognized by the Group was R$8,845 and R$2,966 respectively as of June 30, 2023 and June 30, 2022.

Possible losses

The Group is a party to various proceedings involving tax, environmental and civil matters that were assessed by management, under advice of legal counsel, as possibly leading to losses. Possible losses from contingencies amounted to R$ 77,724 and R$11,600 as of June 30, 2023 and June 30, 2022, respectively.

25.	Advances from customers

Advances from customers arise from the “Cash sale” modality, in which rural producers advance payments to the Group at the beginning of a harvest, before the billing of agricultural inputs. These advances are settled in the short term.

(a)	Movement in the year

	2023	2022	2021

Balance as of the beginning of the year	320,560	509,403	218,699

Revenue recognized that was included in the contract liability balance at the beginning of the year	(320,560)	(509,403)	(218,699)
Increase in advances	427,463	301,963	390,809
Advances from acquired companies	61,115	18,597	118,594

Balance at the end of the year	488,578	320,560	509,403

67

Notes to the consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)
26.	Related parties

Related parties of the Group that have receivable, payable or other balances are either (i) Non-controlling shareholders, (ii) Patria Investments Limited, which manages the funds that control the Group, or (iii) Key management personnel.

(a)	Breakdown of assets and liabilities:

	2023	2022

Assets
Trade receivables (i)	24,487	11,677
Advances to suppliers (i)	-	67

Total assets	24,487	11,744

Liabilities
Trade payables (i)	1,675	274
Advances from customers (i)	-	1,097
Payables for the acquisition of subsidiaries (ii)	100,287	63,930

Total liabilities	101,962	65,301
(i)	Refer to commercial transactions in the ordinary course of business with non-controlling shareholders of subsidiaries. Such transactions are carried at the same commercial terms as non-related parties customers.

(ii)	Payments in installments to the non-controlling shareholders related to certain business combinations as described in Note 20.

(b)	Statement of profit or loss

	2023	2022	2021

Revenue from sales of products (i)	33,032	13,046	5,592
Monitoring expenses (ii)	(18,681)	(2,504)	-
Interest on payables for the acquisition of subsidiaries	(4,841)	-	-
Other expenses	(2,374)	(1,417)	-

Total	7,137	9,125	5,592
(i)	Refer to commercial transactions in the ordinary course of business with non-controlling shareholders of subsidiaries. Such transactions are carried at the same commercial terms as non-related party customers.

(ii)	Expenses paid to the Parent in relation to management support services for acquisition transactions by Gestão e Transformação S.A.

68

Notes to the consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)
(c)	Key management personnel compensation

	2023	2022	2021

Wages	14,268	11,164	6,540
Direct and indirect benefits	690	427	551
Variable compensation (bonuses)	25,479	3,992	6,148
Short-term benefits	40,437	15,583	13,239

Share-based payment benefits	14,533	-	-

Total	54,970	15,583	13,239

Key management personnel compensation includes payments to Group board of directors and the executive officers.

27.	Equity

(a)	Prior reorganization

The financial statements were prepared in accordance with principles described in Note 2. No share capital is presented. The net investment and the profit for the year is derived by aggregating the net assets and business activities of the Group.

Acquisitions of non-controlling interests in the year ended June 30, 2023:

In 2022, the Group acquired an additional 26.24% stake of Cultivar for R$42,500. The carrying amount of the 26.24% non-controlling interest was R$16,607. The Group recognized a decrease in non-controlling interest of R$16,607 and a decrease in net investment of the Parent of R$25,893. In 2022, the Group acquired an additional 6.89% stake of Pitangueiras for R$45,000. The carrying amount of the 6.89% non-controlling interest was R$19,569. The Group recognized a decrease in non-controlling interest of R$19,569 and a decrease in net investment of the Parent of R$25,431. Agrovenci, Qualiciclo, Desempar Participações, Denorpi, Deragro, Desempar Tecnologia, Futuragro, Plenafértil, Realce, Cultivar and Nova Geração are direct or indirect controlled by Pitangueiras and the equity interest of each subsidiary were changed on the consolidated financial statements as described in note 2.c. Additionally, the Group paid R$13,387 related to non-controlling interests on Produtec.

The effect on the total net investment during the period is summarized as follow:

Pre reorganization:

Carrying amount of non-controlling interests acquired	36,176
Consideration paid to non-controlling interests	(100,887)
Excess of consideration paid recognized in net investment of the Parent	(64,711)

69

Notes to the consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)

Acquisitions of non-controlling interests in the year ended June 30, 2022:

In December 2021, the Group acquired an additional 20% stake of Group Cenagro through the exchange of shares of Lavoro Colombia SAS representing a 2.68% interest. No cash consideration was paid. The fair value of such shares was R$6,480 and the carrying amount of the 20% non-controlling interest was R$4,602. The fair value of the consideration was based on an equity transaction with third partiesclose to the acquisition date.The Group recognized an increase in non-controlling interest of R$1,878 and a decrease in net investment of the Parent of R$1,878.

In June 2022, the Group acquired an additional 5.77% stake of Lavoro Agrocomercial S.A. paid in cash for R$16,782. The carrying amount of the 5.77% non-controlling interest was R$9,769. The Group recognized a decrease in non-controlling interest of R$9,769 and a decrease in net investment of the Parent of R$7,013.

In June 2022, the Group acquired an additional 7.65% stake of Produtec Comércio e Representações S.A. paid in cash for R$17,569. The carrying amount of the 6.89% non-controlling interest was R$23,203. The Group recognized a decrease in non-controlling interest of R$23,203 and an increase in net investment of the Parent of R$5,634.

The effect on the total net investment during the year is summarized as follow:

In the year ended June 30, 2022:

Carrying amount of non-controlling interests acquired	32,972
Difference between consideration paid in shares and non-controlling interest acquired	(1,878)
Total carrying amount of non-controlling interests acquired, net	31,094
Consideration paid to non-controlling interests	(34,351)
Excess of consideration paid recognized in net investment of the Parent	(3,257)

Acquisitions of non-controlling interests in the year ended June 30, 2021:

In fiscal year ended June 30, 2021, the Group acquired an additional 8.94% stake of Lavoro Agrocomercial paid in cash for R$79,493. The carrying amount of the 8.94% non-controlling interest was R$57,422. The Group recognized a decrease in non-controlling interests of R$57,422 and a decrease in net investment of the Parent of R$22,071, as follows:

Carrying amount of non-controlling interests acquired	57,422
Consideration paid in cash to non-controlling interests	(79,493)
Excess of consideration paid recognized in net investment of the Parent	(22,071)

70

Notes to the consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)
(b)	After reorganization

The following table illustrates the impact of the closing of SPAC Transaction on the shareholders’ equity of the Lavoro:

Ordinary authorized and issued shares	Number of shares	Share capital	Additional Paid-in Capital
Net investment	-	-	-
Shares issued to the shareholders of Lavoro Agro Limited	98,726,401	514	1,464,083
Shares issued to the shareholders of TPB Acquisition Corp	14,875,879	77	670,256
As of June 30, 2023	113,602,280	591	2,134,339

Ordinary Shares

A Lavoro ordinary shares have a par value of US$0.001 and are entitled to one vote per share.

Other capital reserves

Other capital reserves is comprised of a reserve set-up by the Group share-based payment (an equity-settled share-based compensation plan).

Share based payment

Accounting policy for share based payment

Equity-settled transactions

The cost of equity-settled transactions is determined by the fair value at the date when the grant is made using an appropriate valuation model. That cost is recognized in personnel expenses (Note 29), together with a corresponding increase in equity (other capital reserves), over the period in which the service and, where applicable, the performance conditions are fulfilled (the vesting period). The cumulative expense recognized for equity-settled transactions at each reporting date until the vesting date reflects the extent to which the vesting period has expired and the Group’s best estimate of the number of equity instruments that will ultimately vest.

Service conditions are not taken into account when determining the grant date fair value of awards, but the likelihood of the conditions being met is assessed as part of the Group’s best estimate of the number of equity instruments that will ultimately vest. Market performance conditions are reflected within the grant date fair value. Any other conditions attached to an award, but without an associated service requirement, are considered to be non-vesting conditions.

No expense is recognized for awards that do not ultimately vest because non-market performance and/or service conditions have not been met. Where awards include a market or non-vesting condition, the transactions are treated as vested irrespective of whether the market or non-vesting condition is satisfied, provided that all other performance and/or service conditions are satisfied.

71

Notes to the consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)

When the terms of an equity-settled award are modified, the minimum expense recognized is the grant date fair value of the unmodified award, provided the original vesting terms of the award are met. An additional expense, measured as at the date of modification, is recognized for any modification that increases the total fair value of the share-based payment transaction, or is otherwise beneficial to the employee. Where an award is cancelled by the entity or by the counterparty, any remaining element of the fair value of the award is expensed immediately through profit or loss.

Share-based payment (“SBP”)

On August 17, 2022, the Group approved the Lavoro Agro Holding S.A. Long-Term Incentive Policy (the “Lavoro Share Plan”). Under the Lavoro Share Plan, individuals selected by the Lavoro board of directors (“Selected Employees”) are eligible to receive incentive compensation consisting of cash, assets or share options issued by Lavoro Agro Limited, in an amount linked to the appreciation in the Lavoro Agro Limited share price at the time of the liquidity event, upon the satisfaction of certain conditions, as described below.

As of June 30, 2023, Lavoro has granted 49,518,732 share options as incentive compensation to Selected Employees. Share options granted under the Lavoro Share Plan will vest in the event the following market conditions are met (the “Market Conditions”):

(i) the occurrence of a liquidity event satisfying a minimum internal rate of return specified in the Lavoro Share Plan; and

(ii) the price per share obtained under such liquidity event must be greater than or equal to one of the following amounts:

(a) a pre-established reference price multiplied by three; or

(b) an amount calculated in accordance with a pre-established formula, in each case specified under the Lavoro Share Plan.

Moreover, upon the satisfaction of the Market Conditions, such share options will vest according to the following schedule (the “Service Conditions”):

(i) one-third of the options vest on the third anniversary of the grant date;

(ii) one-third of the options vest on the fourth anniversary of the grant date; and

(iii) one-third of the options vest on the fifth anniversary of the grant date.

The Lavoro Share Plan has a term of five years: if the Market Conditions have not been satisfied within this year, all options granted under the Lavoro Share Plan will be extinguished, with no further payment or incentive obligation remaining due by Lavoro. The consummation of the SPAC Transaction (see note 1) did not satisfy the Market Conditions.

As of February 28, 2023, the shareholders of Lavoro approved the Lavoro Share Plan. As a result, Lavoro reserved for issuance the number of ordinary shares equal to the number of Lavoro Share Plan

72

Notes to the consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)

Shares under the Lavoro Share Plan, as adjusted in accordance with the Business Combination Agreement, in an amount of 1,663,405 ordinary shares.

The exercise price of the share-based payment is equal to the options price agreed with the employee in the contracts, representing the amount of R$1 monetarily adjusted until the date on which the liquidity event occurs.

The fair value of share options granted is estimated at the date of grant considering the terms and conditions using the Black-Scholes model, taking into account the terms and conditions on which the share options were granted. The model also takes into account historical and expected dividends, and the share price volatility of Lavoro.

On May 26, 2023 the Board of Directors approved a long-term incentive plan (the “New Lavoro Equity Plan”) in which eligible participants may include members of our management, our employees and our directors. Beneficiaries under the New Lavoro Equity Plan will be granted equity awards pursuant to the terms and conditions of the New Lavoro Equity Plan and any applicable award agreement.

The expense recognized for employee services received during the year and the number of options granted is shown in the following tables:

Other capital reserves

At June 30, 2022	-

Share-based payments expense during the year	14,533

At June 30, 2023	14,533

Options granted

At June 30, 2022	-

Granted options	49,518,732
Canceled	(3,800,000)

At June 30, 2023	45,718,732

The weighted average fair value of the options granted during the period was R$0.44 per option. The significant data included in the model were: weighted average share price of R$2.88 on the grant date, exercise price presented above, volatility of 33.88%, no dividend yield, an expected option life of 3.37 years and a risk-free annual interest rate of 12.45%.

73

Notes to the consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)

Earnings per share

Earnings (loss) per share is calculated by dividing the profit (loss) for the period attributable to net investment of the parent/equity holders of the parent by the weighted average number of common shares available during the fiscal year. Diluted earnings (loss) per share is calculated by adjusting the weighted average number of common shares, presuming the conversion of all the potential diluted common shares.

The number of ordinary shares issued by Lavoro, as a result of the corporate reorganization is reflected retroactively, for purposes of calculating earnings per share in all prior periods presented.

The table below show data used in calculating basic and diluted earnings (loss) per share attributable to the net investment of the parent/equity holders of the parent:

74

Notes to the consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)
	2023	2022	2021

Weighted average ordinary shares of Lavoro	113,602	113,602	113,602
Effects of dilution from:
Share-based payment (i)	1,605	-	-
Number of ordinary shares adjusted for the effect of dilution	115,207	113,602	113,602

Profit (loss) for the period attributable to net investment of the parent/equity holders of the parent	(260,710)	78,170	38,390

Basic earnings (loss) per share	(2.29)	0.69	0.34
Diluted earnings (loss) per share	(2.29)	0.69	0.34

(i) Based on the numbers of shares reserved by Lavoro Limited to the Lavoro Share Plan, as explained above.

The Group reported a loss for the year ended June 30, 2023, accordingly the ordinary shares related to the share-based payment have a non-dilutive effect and therefore were not considered in the total number of shares outstanding to determine the diluted earnings (loss) per share.

All public and private warrants are out of the money as of June 30, 2023; therefore, the approximately 6,012,085 and 4,071,507 public and private warrants, respectively, were not included in the calculation of the diluted earnings (loss) per share. Similarly, the 3,060,662 Founder Shares were not considered in the calculation of the diluted earnings (loss) per share due to the Group’s market share price.

28.	Revenue from contracts with customers

Accounting policy

Revenue from contracts with customers is recognized when control of the goods or services are transferred to the customer at an amount that reflects the consideration to which the Group expects to be entitled in exchange for those goods or services.

Revenue from the sale of agricultural inputs is recognized at the point in time when control of the product is transferred to the customer as follows:

(i)	Retail sales – Sale of products in retail locations, or delivered to the customers, including crop protection, fertilizers, seeds and specialty inputs;

(ii)	Grains – Sale of grains as a result of Barter transactions (Note 11);

(iii)	Private Label products – Products delivered to the client such as biological, special fertilizers and off-patent.

75

Notes to the consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)

When products are delivered to the customer revenue is recognized when the customer receives the product at the specified location. The Group engages third parties to provide freight services.

The Group provides pulverization services. The Group recognizes revenues from these services when the customer receives and consumes the benefits provided to them, at the time the pulverization services take place.

The Group generally acts as a principal as it has the primary responsibility for delivering the contracted goods, bears the inventory risk, and has discretion to establish the price.

Revenue from contracts with customers is recognized at an amount that reflects the consideration to which the Group expects to be entitled in exchange for those goods or services. For sales of grains see Note 11.

Sales prices are substantially based on international benchmark market prices, which are variable and subject to global supply and demand, and other market factors. There are no general warranties to the customers. Returns and incentives are estimated based on historical and forecasted data, contractual terms, and current conditions. Transportation costs are generally recovered from the customer through sales pricing and is included in cost of goods sold.

Trade receivables usually include a significant financing component. As such, the transaction price is discounted, using the interest rate implicit in the contract (i.e., the interest rate that discounts the trade receivable amount to the cash selling price) and revenue is recognized for such amount. A significant financing component is recognized as financial income under the amortized cost method. The average monthly interest rate applied was 0.96% for June 2023 and 1% for June 2022 and 2021. Below is revenue from contracts with customers disaggregated by product line and geographic location:

76

Notes to the consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)
	2023	2022	2021

Inputs Retails sales
Brazil	6,950,340	5,555,066	3,439,049
Colombia	1,145,520	1,066,548	758,423
	8,095,860	6,621,614	4,197,472
Private Label products
Crop Care	557,167	331,527	41,138

Grains (ii)
Brazil	633,565	693,525	759,521
Colombia	33,360	21,780	30,251
	666,925	715,305	789,772
Services
Colombia	27,461	78,088	70,163

Total Revenues	9,347,413	7,746,534	5,098,545

Summarized by region
Brazil	8,141,072	6,580,118	4,239,708
Colombia	1,206,341	1,166,416	858,837

(i)	Sales between the Crop Care Cluster and the Brazil Cluster.

(ii)	As explained in Note 11, the Group receives grains from certain customers in exchange to the product sold. The fair value of such non-cash consideration received from the customer is included in the transaction price and measured when the Group obtains control of the grains. The Group estimates the fair value of the non-cash consideration by reference to its market price.

29.	Costs and expenses by nature

Accounting policy

(a)	Cost of goods sold

The cost of goods sold comprises the cost of purchases, net of rebates, discounts and commercial agreements received from suppliers, variations in inventories and logistics costs (inbound and outbound). The cost of goods sold includes the cost of the logistics operations managed or outsourced by the Group, including storage, handling and freight costs incurred until goods are ready to be sold.

Trade payables include a significant financing component. As such, trade payables are discounted, using the interest rate implicit in the contract (i.e., the interest rate that discounts the trade payable amount to the purchase paid in cash) and inventory is recorded at such amount. A significant financing component is recognized as financial expense under the amortized cost method. The average monthly interest rate applied was 1.58% per month for June 2023 and 1.18% for June 2022 and 2021.

77

Notes to the consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)
(b)	Sales, general and administrative expenses

Sales, general and administrative expenses refer to indirect expenses and the cost of the corporate departments, information technology, treasury function, sales force personnel and marketing and advertising expenses.

The breakdown of costs and expenses by nature is as follows:

78

Notes to the consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)
	2023	2022	2021

Cost of inventory (i)	7,519,405	6,368,444	4,357,001
Personnel expenses	628,222	485,643	286,086
Maintenance of the units	34,396	30,567	22,387
Consulting, legal and other services	118,610	118,056	67,836
Freight on sales	57,650	47,979	31,911
Commissions	52,040	33,874	42,447
Storage	7,613	5,363	8,425
Travel	33,543	23,605	18,444
Depreciation	16,408	9,697	5,717
Amortization of intangibles	67,928	57,607	29,717
Amortization of right-of-use assets	56,236	51,203	17,997
Taxes and fees	32,266	29,849	17,948
Short term rentals	22,365	11,733	20,525
Business events	9,333	4,893	1,951
Marketing and advertising	14,631	18,181	4,089
Insurance	7,679	3,395	2,877
Utilities	22,302	12,696	6,693
Allowance for expected credit losses	36,769	27,393	11,094
Losses and damage of inventories	19,127	23,339	9,808
Fuels and lubricants	29,527	23,705	4,373
Legal fees	4,336	7,025	3,208
SPAC bonuses (ii)	29,743	-	-
Other administrative expenditures	24,606	49,178	11,629

Total	8,844,734	7,443,425	4,982,163

Classified as:
Cost of goods sold	7,616,606	6,421,037	4,362,657
Sales, general and administrative expenses	1,228,128	1,022,388	619,506
(i)	Includes fair value on inventory sold from acquired companies, in the amounts of R$ 26,914, R$ 27,005 and R$ 39,536 respectively for the years ended June 30, 2023, 2022 and 2021.

(ii)	Bonus paid to management specifically based on the SPAC process that resulted in Lavoro becoming a U.S. publicly listed company on the NASDAQ Global Market.

79

Notes to the consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)
30.	Finance income (costs)

	2023	2022	2021

Finance income
Interest from cash equivalents	8,241	8,703	2,461
Interest arising from revenue contracts	250,337	407,449	204,744
Foreign exchange differences	-	-	12,759
Gain on changes in fair value of derivative instruments	79,375	-	-
Gain on changes in fair value of commodity forward contracts	-	9,200	6,337
Interest from tax benefit (see note 23)	27,153	-	-
Other	5,954	1,581	798

Total	371,060	426,933	227,099

Finance costs
Interest on borrowings	(319,557)	(74,081)	(33,971)
Interest on leases	(16,977)	(13,217)	(5,076)
Interest on trade payables and acquisitions of subsidiary	(508,351)	(506,778)	(256,122)
Foreign exchange differences	(15,232)	(1,957)	-
Loss on changes in fair value of derivative instruments	-	(26,323)	(4,883)
Loss on fair value of commodity forward contracts	(98,674)	-	-
Other	(30,076)	(24,021)	(12,840)

Total	(988,867)	(646,377)	(312,892)

Finance costs, net	(617,807)	(219,444)	(85,793)

31.	Other operating (expenses) income, net

	2023	2022	2021

Listing expense (ii)	(319,554)	-	-
Gain on bargain purchase (i)	-	18,295	-
Sales of fixed assets	2,071	8,592	3,914
Other operating income	41,674	29,872	11,704

Other operating income (expenses), net	(275,809)	56,759	15,618

(i)	Acquisition of Union. See note 21.

(ii)	This represents stock exchange listing service as a result of the SPAC Transaction. Refer to Note 22 for further discussion.

32.	Non-cash transactions

The Group carries out non-cash transactions which are not reflected in the statement of cash flows.

80

Notes to the consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)

The Group had non-cash transactions related to the acquisition of subsidiaries through the issuance of shares and accounts payable as described in Note 20.

The Group had non-cash transactions related to the acquisition of non-controlling interest through the exchange of shares as described in Note 27.

The Group had non-cash transaction related to the SPAC Transaction as described in Note 22.

The Group also had non-cash additions to right-of-use assets and lease liabilities of R$89,895 in 2023 (R$124,740 in 2022 and R$21,606 in 2021).

33.	Subsequent events

• New financing transactions

Subsequent to June 30, 2023, through the date of this annual report, certain of our Brazilian and Colombian subsidiaries entered into a number of financing agreements totaling an aggregate principal amount of R$1,250.7 million, with interest rates ranging from CDI Rate plus 1.80% to 3.04% and maturities ranging from October 2023 to September 2024, and COP$24,244.1 million, with interest rates ranging from IBR Rate plus 3.20% to 5.60% and up to 16.60% at a fixed rate and maturities ranging from July 2024 to August 2028. These new financing transactions are in line with our business plan and reflect the seasonality of our business as the last quarter usually demands additional working capital.

•	Closing of Referencia acquisition

On February 28, 2023, the Group entered into an agreement for the acquisition of a 70% interest in Referencia Agroinsumos LTDA., or “Referencia Agro.” The consideration transferred for the acquisition amounted R$102,112 of which R$67,112 was paid in cash on the closing date, and the remaining R$35,000 will be paid in cash a year after the closing date.

This acquisition was completed on July 31, 2023, and the Group currently owns a 66.57% interest.

The following table summarizes the preliminary allocation of the consideration transferred as of July 29, 2022

Cash paid	67,112
Payable in installments	35,000
Fair value of consideration transferred	102,112
(-) Fair value of net assets acquired:
Assets
Cash and cash equivalents	8,249
Trade receivables	43,462
Inventories	81,972
Property, plant and equipment	1,504
Intangible	34,731
Other assets	8,157
178,076
Liabilities
Borrowings	32,455
Trade payables	61,178
Other liabilities	42,205
135,838
Total identifiable net assets at fair value	42,238
Preliminary goodwill arising on acquisition	72,545

81

Notes to the consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)
•	Lavoro Limited Restricted Stock Unit Plan (“RSU Plan”)

On August 16, 2023 and September 27, 2023, the board of directors of Lavoro (the “Board”) adopted the Lavoro Limited Restricted Stock Unit Plan (the “RSU Plan”), which provides for the grant of restricted stock units (“RSUs”) to participants identified by the Board.

As of the date of the issuance of the consolidated financial statements, 1,634,852 RSUs have been granted, with each RSU entitling the holder to one share of Lavoro stock after the vesting period, as detailed below:

Options granted

Granted options	1,689,632
Canceled	(92,556)

1,597,076

82